


NW
N
W
NE
SW
E
S
SE



FIRST PULASKI NATIONAL CORPORATION

2009
ANNUAL REPORT TO STOCKHOLDERS



TABLE OF CONTENTS


Received SEC
APR - 9 2010
Washington, DC 20549

Leading by Direction

Page 1 .... Board of Directors, Community Boards

Leading from the Top

Page 2 .... Executives
Page 3 .... Letter to the Shareholders
Page 4 .... County Executives, Lending Teams



Leading by Example

Page 5 .... Cox & Curry Winner, Student Advisory Boards
Page 6 .... Student Advisory Boards, Employees
Page 7 .... Employees
Page 8 .... Employees
Page 9 .... Community Participation



Board of Directors

						
Donald Bagley *Insurance Agent*	James K. Blackburn IV *Realtor*	Wade Boggs *Realtor*	James Butler *Realtor*	Lyman Cox *Executive Vice President*	Gregory G. Dugger, *DDS*	Charles D. Haney *MD*
						
Donald A. Haney *President & COO*	Mark A. Hayes *Chairman & CEO*	Linda Lee Rogers *Retired Teacher*	Whitney Stephens *Attorney*	Larry Stewart *Contractor*	Bill Yancey *Farmer*	

We are not alone at First National Bank. We are advised, directed and supported by a well informed and responsible Board of Directors that seek new initiatives and additional opportunities to grow and lead our bank.....they are ***leaders*** *in and out of First National Bank.*

Community Boards

Ardmore



Lincoln County



Emeritus



Giles County



Marshall County



Our community board members know their community and help us to stay focused on the needs for each area. They are here to ***lead****, guide and assist us in the work that we do. They are community* ***leaders****.*





Executives

First National Bank has a strong history of leadership in our communities. Each day our efforts are focused on achieving the mission established for our Company.

We **Thank** all our talented team members for their outstanding accomplishments during what has been one of the more challenging years that we have experienced in the financial services industry. We **Thank** our customers for entrusting us with their business, we **Thank** our shareholders for their confidence and loyalty, and we **Thank** the communities that we partner with to make them better places to serve, live and work.

We continue working towards a strong future… being led by a progressive executive team, a diverse group of committed directors, dedicated financial lenders and loyal employees….this is the most excellent leadership that we can provide for you our customers.

Management Team



Tracy Porterfield *CFO* · Milton Nesbitt *Senior Credit Officer* · Judy Pruett *Marketing Director* · Mark Hayes *Chairman/CEO* · Jimmy Cox *Senior Executive Officer* · Don Haney *President/COO* · Lyman Cox *Executive Vice President*

Letter to the Shareholders

Dear Shareholders:

This annual report of First Pulaski National Corporation contains detailed information of your company's performance during 2009, as well as that of its wholly owned subsidiary First National Bank. We encourage you to carefully review the report.

The year 2009 was extremely difficult for most domestic companies. This was especially true within the financial services industry. The year was highlighted by a significant increase in both local and national unemployment leading to reduced demand for goods and services. Concern over employment stability contributed to a decline in the real estate market, making it increasingly difficult to sell property. With limited employment opportunities as well as a reduced ability to liquidate assets, loan delinquencies increased. Therefore, reserves for potential loan losses were built to new highs. In addition to the difficult economic conditions facing the nation, financial institutions incurred a significant increase in FDIC insurance premiums along with many new and costly government regulations. Therefore, profits were below expectations.

While 2009 was a challenging year, we believe 2010 will also be difficult for our industry. Signs of a recovery are weak as the overall economy continues to limp along. Unemployment rates remain at heightened levels, loan demand is soft and the regulatory climate from Washington points to a continuation of dramatic change for the banking industry.

Strategically, we believe that First National Bank and First Pulaski National Corporation are well positioned to meet these challenges as we remain true to our first mission: "to maximize shareholder value as an independent community bank." In today's environment, maximizing shareholder value requires a long-term perspective focused on building and retaining capital. We believe that our position as a well capitalized organization with a liquid balance sheet, positions us to benefit when market conditions improve.

We recognize that the challenges we face are not unique to the financial services industry. All people and businesses are under increased economic stress. Therefore, we must all work together to support the economic base of the communities we serve.

Thank you for your support as shareholders and for the business you give First National Bank.

Sincerely,

Mark Hayes
Chairman and CEO

Don Haney
President and COO



County Executives



New customers as well as loyal friends know that ***First National Bank*** *can be a sure and steady compass on a financial sea of changes, led by County Executive* ***Leaders and the Lending Teams.***

Lending Teams

GILES COUNTY



ATHENS / ARDMORE



LINCOLN COUNTY



MARSHALL COUNTY



HUNTSVILLE





Cox & Curry Award Winner
Nancy Corder


Parmenas Cox
and
Robert E. Curry
Excellence Award
FIRST NATIONAL BANK
NANCY T. CORDER
2009

The pursuit of excellence at First National Bank never changes.....our employees make each day a new opportunity for service and no one does it better than this year's Cox and Curry winner. ***Nancy Corder*** *has been a familiar face and a real "Go To" lady for over 30 years, working in the Fayetteville office and an employee that expects and gives nothing less than excellence to her customers and fellow employees. Because of the name of this award, the employee must hold firm to the standards set before them and Nancy is one of the best. A* ***leader*** *in and out of* ***First National Bank****.*

Student Advisory Boards



Athens ***Front Row (L to R):*** County Executive Steve Smith, Lisa Jean Musolf, Christian Fulks, Noora Siddiqui, Karen Green, Amanda Adams, Courtney Ziegler, Lacey Cannon, Paige Pack, Jillian Lann, Teaka Shoulders, Colton Palmer, County Executive Jeff Hodges ***Back Row (L to R):*** Ethan King, Michael Reese, Jamie Romero, Cierra Jones, Justin Sandlin, Zach Mosher, Johnathon Blankenship, Rebecca Compton, Logan Bell



Lincoln County ***Bottom Row (L to R):*** Executive Vice-President Lyman Cox, Annie Williams, Sam Bagley, Anitria High, Senior Executive Officer Jimmy Cox ***2nd Row (L to R):*** Mary Plunkett, Bonnie Sullivan, Lauren Schoenrock, Abby Alvarado ***3rd Row (L to R):*** Jenny Shelton, Rachel Spring, T'Essence Phelps ***4th Row (L to R):*** Jacob Johnson, Jessica Campbell, Scott Layne ***Top Row (L to R):*** Mark McKinney, Nathan Hendrix



Ardmore ***Bottom Row (L to R):*** Dagan Morrow, Mitzi McCormack, Katie Shelton ***2nd Row (L to R):*** Chelsey Harbin, Taylor Haney, Bailey Brooks ***3rd Row (L to R):*** Kaitlyn Welling, Haley Mills, Rachel Bridges ***4th Row (L to R):*** Representing, First National Bank are from left Troy Reed, Jacob Magnusson, Kevin Shelton, Aaron Hill, County Executive Jeff Hodges and Crystal Tucker



Student Advisory Boards



MARSHALL COUNTY *Front Row (L to R):* Sara Nelms, Katie Pigg, Jessica Howell, Katy Wood, Jennifer Perry, Kaitlynn Pung, Mallory Park, Shannon Cheatham, Artavia Bryant, Quay Harris, Allison Scott *Back Row (L to R):* Laura Giles, Caleb Hall, Aaron Wiles, Drew Killian, Zach Amis, Chandler Rosenbalm, Justin Vagts, John Brewer, Parker Holton



GILES COUNTY *Bottom Row (L to R):* President & COO Don Haney, Senior Executive Officer Jimmy Cox, Shelby Chapman, Sarah Young, Savannah Jenkins, Mary Catherine Abernathy, Chairman of the Board & CEO Mark Hayes *2nd Row (L to R):* Brittany Whittemore, Ned Austin *3rd Row:* Jordan Pickett *4th Row:* Marilyn Byrd, Lindsey Pinkelton *5th Row:* Jordan McNeese, Megan Stubblefield *6th Row:* Brandon Whittemore, Amelia Doggett *7th Row:* Trea Dunnavant, Travis Hunt *8th Row:* Jason Moore, Kody Read *Top Row:* Russ Cobb

Employees

HUNTSVILLE EMPLOYEES



MARSHALL COUNTY EMPLOYEES



Employees

GILES COUNTY EMPLOYEES



Employees

LINCOLN COUNTY EMPLOYEES



ARDOMORE / ATHENS EMPLOYEES



FNB MORTGAGE



FNB MORTGAGE



Community Participation

Report of Management on the Company's
Internal Control over Financial Reporting

March 16, 2010

Management of First Pulaski National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of First Pulaski National Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company's internal control over financial reporting as of December 31, 2009, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009, based on the specified criteria.

Crowe Horwath LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal controls over financial reporting as stated in their report which is included herein.



Mark A. Hayes
Chairman of the Board & Chief Executive Officer



Tracy Porterfield
Chief Financial Officer



Crowe Horwath LLP
Member Horwath International

Report of Independent Registered Public Accounting Firm

Audit Committee
First Pulaski National Corporation
Pulaski, Tennessee

We have audited the accompanying consolidated balance sheets of First Pulaski National Corporation and subsidiary ("Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company's Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Pulaski National Corporation and subsidiary as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Crowe Horwath LLP

Crowe Horwath LLP

Brentwood, Tennessee
March 16, 2010

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

ASSETS

	2009	2008
Cash and due from banks	$ 35,059,572	$ 12,490,928
Federal funds sold	2,365,000	11,686,000
Total cash and cash equivalents	37,424,572	24,176,928
Interest bearing balances with banks	537,800	535,508
Securities available for sale	151,849,944	136,651,867
Loans		
Loans held for sale	1,137,198	1,638,320
Loans net of unearned income	370,609,396	396,926,068
Allowance for loan losses	(7,085,316)	(5,219,956)
Total net loans	364,661,278	393,344,432
Bank premises and equipment	18,876,012	17,660,834
Accrued interest receivable	4,129,377	4,598,027
Other real estate owned	12,550,296	247,183
Federal Home Loan Bank Stock	1,526,500	1,526,500
Company-owned life insurance	10,040,788	9,274,734
Prepaid FDIC insurance	3,170,678	-
Prepayments and other assets	4,660,086	4,287,195
TOTAL ASSETS	$ 609,427,331	$ 592,303,208

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
LIABILITIES		
Deposits:		
Noninterest bearing	$ 76,690,682	$ 69,672,714
Interest bearing	466,286,333	460,824,543
Total deposits	542,977,015	530,497,257
Securities sold under repurchase agreements	1,959,144	1,724,058
Other borrowed funds	7,779,029	3,391,522
Accrued interest payable	1,631,727	2,300,461
Other liabilities	3,129,911	3,357,042
TOTAL LIABILITIES	557,476,826	541,270,340
SHAREHOLDERS' EQUITY		
Common stock, $1 par value; authorized - 10,000,000 shares; 1,559,016 and 1,551,407 shares issued and outstanding, respectively	1,559,016	1,551,407
Capital surplus	1,051,367	649,985
Retained earnings	47,606,043	47,865,678
Accumulated other comprehensive income, net	1,734,079	965,798
TOTAL SHAREHOLDERS' EQUITY	51,950,505	51,032,868
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 609,427,331	$ 592,303,208

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
INTEREST INCOME			
Loans, including fees	$ 26,330,616	$ 27,164,206	$ 26,453,314
Securities:			
Taxable	2,894,722	3,584,118	3,936,960
Non-taxable	1,925,995	2,588,075	2,645,895
Federal funds sold	29,304	245,403	445,785
Interest on deposits in other banks	10,165	17,180	17,375
Dividends	90,558	88,013	106,062
Total Interest Income	31,281,360	33,686,995	33,605,391
INTEREST EXPENSE			
Interest on deposits:			
Transaction accounts	439,848	697,797	512,002
Money market deposit accounts	453,259	837,324	1,145,429
Other savings deposits	147,734	265,190	253,830
Time certificates of deposit of $100,000 or more	5,103,036	7,344,362	8,187,657
All other time deposits	3,898,526	5,484,728	6,408,043
Securities sold under repurchase agreements	26,766	39,686	65,362
Other borrowed funds	258,830	187,411	205,008
Total Interest Expense	10,327,999	14,856,498	16,777,331
NET INTEREST INCOME	20,953,361	18,830,497	16,828,060
Provision for loan losses	5,327,702	2,032,719	261,391
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	15,625,659	16,797,778	16,566,669
NON-INTEREST INCOME			
Service charges on deposit accounts	2,233,215	2,518,623	2,397,211
Commissions and fees	373,494	403,358	428,972
Other service charges and fees	506,804	456,996	401,310
Income on company-owned life insurance	407,054	295,046	259,237
Security gains, net	81,554	24,090	-
Mortgage banking income	515,005	496,618	447,803
Other income	158,756	205,658	177,999
Total Non-interest Income	4,275,882	4,400,389	4,112,532
NON-INTEREST EXPENSES			
Salaries and employee benefits	9,118,163	8,932,892	7,812,091
Occupancy expense, net	1,721,257	1,536,541	1,321,113
Furniture and equipment expense	761,119	807,668	757,050
Advertising and public relations	461,291	722,545	634,833
Impairment on available for sale securities and other equity investments	144,408	1,952,721	-
Foreclosed assets, net	963,969	41,939	(14,228)
Other operating expenses	4,532,386	3,257,953	2,854,513
Total Non-interest Expenses	17,702,593	17,252,259	13,365,372
Income before income taxes	2,198,948	3,945,908	7,313,829
Applicable income tax (benefit) expense	(32,664)	474,754	1,861,139
NET INCOME	$ 2,231,612	$ 3,471,154	$ 5,452,690
Earnings per common share:			
Basic	$ 1.43	$ 2.24	$ 3.51
Diluted	$ 1.43	$ 2.24	$ 3.50

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009, 2008, and 2007

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,231,612	$ 3,471,154	$ 5,452,690
Adjustments to reconcile net income to net cash provided by operating activities-			
Provision for loan losses	5,327,702	2,032,719	261,391
Depreciation	917,584	834,485	792,005
Amortization and accretion of investment securities, net	662,251	277,801	305,421
Deferred income tax benefit	(1,167,790)	(1,514,798)	(234,632)
Loss (gain) on sale or write-downs of other assets	397,111	(601)	(26,529)
Security gains, net	(81,554)	(24,090)	-
Stock-based compensation expense	134,750	125,813	28,760
Federal Home Loan Bank stock dividend	-	(59,400)	-
Loans originated for sale	(22,958,456)	(22,756,309)	(16,389,236)
Proceeds from sale of loans	23,974,583	22,173,707	16,248,396
Gain on the sale of loans	(515,005)	(496,618)	(447,803)
Impairment of available for sale securities and other equity investments	144,408	1,952,721	-
Increase in cash surrender value of company-owned life insurance	(407,054)	(295,046)	(259,238)
Decrease (increase) in interest receivable	468,650	264,214	(688,081)
(Increase) decrease in prepayments and other assets	(2,998,094)	(364,087)	201,053
(Decrease) increase in accrued interest on deposits	(668,734)	(729,954)	169,816
(Decrease) increase in accrued taxes	(480,610)	414,359	221,111
Increase in other liabilities	253,479	39,805	273,991
Cash Provided by Operating Activities, net	5,234,833	5,345,875	5,909,115
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities available for sale	(85,221,498)	(77,181,235)	(73,636,885)
Proceeds from sales of securities available for sale	6,917,122	9,862,297	-
Proceeds from maturities of securities available for sale	63,771,790	83,287,923	68,277,908
(Increase) decrease in interest bearing balances with banks	(2,292)	(5,941)	1,027,804
Purchase of company-owned life insurance	(359,000)	(711,000)	(235,100)
Net decrease (increase) in loans	9,375,748	(76,394,825)	(40,990,073)
Capital expenditures	(2,137,381)	(6,545,396)	(1,159,705)
Proceeds from sale of other assets	782,977	683,940	516,124
Cash Used by Investing Activities, net	(6,872,534)	(67,004,237)	(46,199,927)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	5,000,000	-	-
Borrowings repaid	(612,493)	(248,070)	(234,625)
Net increase (decrease) in securities sold under repurchase agreements	235,086	(2,428)	317,379
Net increase in deposits	12,479,758	61,489,058	42,533,620
Cash dividends paid	(2,491,247)	(2,790,128)	(2,796,233)
Proceeds from exercise of stock options, including tax benefit	30,371	122,415	165,978
Proceeds from issuance of common stock	243,870	250,470	125,070
Common stock repurchased	-	(352,550)	(1,428,735)
Cash Provided by Financing Activities, net	14,885,345	58,468,767	38,682,454
INCREASE (DECREASE) IN CASH, net	13,247,644	(3,189,595)	(1,608,358)
CASH AND CASH EQUIVALENTS, beginning of year	24,176,928	27,366,523	28,974,881
CASH AND CASH EQUIVALENTS, end of year	$ 37,424,572	$ 24,176,928	$ 27,366,523
Supplemental cash flow information			
Interest paid	$ 10,996,733	$ 15,586,452	$ 16,607,515
Income taxes paid	1,797,728	1,618,005	1,642,392
Supplemental noncash disclosures			
Transfers from loans to other real estate owned	13,478,580	259,770	497,768
Common stock exchanged in connection with exercise of stock options	-	135,575	-

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2009, 2008 and 2007

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Surplus	Earnings	Income (Loss), net	Total
Balance at January 1, 2007	1,565,442	$ 1,565,442	$ 481,878	$ 45,645,046	$ (630,324)	$ 47,062,042
Comprehensive income:						
Net income	-	-	-	5,452,690	-	5,452,690
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	1,023,453	1,023,453
Comprehensive income						6,476,143
Cash dividends paid $1.80 per share	-	-	-	(2,796,233)	-	(2,796,233)
Compensation expense for restricted stock	-	-	28,760	-	-	28,760
Tax benefit arising from exercise of director stock options	-	-	9,358	-	-	9,358
Exercise of stock options	4,812	4,812	151,808	-	-	156,620
Issuance of new common stock	2,274	2,274	122,796	-	-	125,070
Common stock repurchased	(25,977)	(25,977)	(632,047)	(770,711)	-	(1,428,735)
Balance at December 31, 2007	1,546,551	1,546,551	162,553	47,530,792	393,129	49,633,025
Comprehensive income:						
Net income	-	-	-	3,471,154	-	3,471,154
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	572,669	572,669
Comprehensive income						4,043,823
Cash dividends paid $1.80 per share	-	-	-	(2,790,128)	-	(2,790,128)
Compensation expense for restricted stock	-	-	125,813	-	-	125,813
Tax benefit arising from exercise of director stock options	-	-	12,159	-	-	12,159
Exercise of stock options	7,527	7,527	238,304	-	-	245,831
Issuance of new common stock	6,204	6,204	244,266	-	-	250,470
Common stock repurchased	(8,875)	(8,875)	(133,110)	(346,140)	-	(488,125)
Balance at December 31, 2008	1,551,407	1,551,407	649,985	47,865,678	965,798	51,032,868
Comprehensive income:						
Net income	-	-	-	2,231,612	-	2,231,612
Reclassification adjustment for gains included in net income, net of tax	-	-	-	-	(50,327)	(50,327)
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	818,608	818,608
Comprehensive income						2,999,893
Cash dividends paid $1.60 per share	-	-	-	(2,491,247)	-	(2,491,247)
Compensation expense for restricted stock	-	-	134,750	-	-	134,750
Tax benefit arising from exercise of director stock options	-	-	5,896	-	-	5,896
Exercise of stock options	725	725	23,750	-	-	24,475
Issuance of new common stock	5,272	5,272	149,938	-	-	155,210
Issuance of common stock through dividend reinvestment plan	1,612	1,612	87,048	-	-	88,660
Balance at December 31, 2009	1,559,016	$ 1,559,016	$ 1,051,367	$ 47,606,043	$ 1,734,079	$ 51,950,505

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include First Pulaski National Corporation (the "Corporation") and its wholly owned subsidiary, First National Bank of Pulaski (the "Bank"), as well as the Bank's wholly owned subsidiary First Pulaski Reinsurance Company ("FPRC"), together referred to as the "Company." Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Giles, Lincoln and Marshall Counties in Tennessee and Limestone and Madison Counties in Alabama. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Interest-Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method. Prepayments are anticipated in the amortization of premiums and discounts for mortgage backed securities. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using a method to approximate the level-yield method.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans that are not performing. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Concentration of Credit Risk: Most of the Company's business activity is with customers located within Giles, Lincoln and Marshall Counties in Tennessee and Limestone and Madison Counties in Alabama. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in these areas.

Mortgage Banking: The Company originates first-lien mortgage loans for the purpose of selling them in the secondary market. Mortgage loans held for sale are recorded at cost, which approximates fair value. Gains and losses realized from the sale of these assets are included in mortgage banking income. Servicing rights related to the mortgages sold are not retained.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Commercial and commercial real estate loans over $250,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line and accelerated methods with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line and accelerated method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain directors and key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Long-Term Assets: Premises and equipment, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans: Employee profit sharing plan expense is the amount contributed by the Company. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service. The present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the full eligibility date.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Corporation or by the Corporation to its shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Adoption of New Accounting Standards:

In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles* with the *FASB Accounting Standards Codification* ™ ("the Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In June 2008, the FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share ("EPS") under the two-class method. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data to conform to the provisions of this guidance. The effect of adopting this new guidance was immaterial.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment ("OTTI") related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this guidance in the second quarter of 2009 and its adoption did not have a material effect on the Company's results of operations or financial position.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this standard in the second quarter of 2009 and its adoption did not have a material effect on the Company's results of operations or financial position.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as asset, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The effect of adopting this new guidance was immaterial.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SECURITIES

The amortized cost and fair value of the available for sale securities portfolio at December 31, 2009 and 2008 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 102,113	$ 2,266	$ -	$ 104,379
U.S. Government sponsored Entities	85,056,903	790,095	64,887	85,782,111
Obligations of states and				-
political subdivisions	47,569,593	1,667,980	38,609	49,198,964
Mortgage-backed securities: residential	16,246,296	432,073	1,879	16,676,490
Total debt securities	148,974,905	2,892,414	105,375	151,761,944
Equity Securities	66,400	21,600	-	88,000
Total	$ 149,041,305	$ 2,914,014	$ 105,375	$ 151,849,944

2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 103,923	$ 4,201	$ -	$ 108,124
U.S. Government sponsored Entities	57,647,730	863,130	27	58,510,833
Obligations of states and				-
political subdivisions	64,365,654	852,128	246,552	64,971,230
Mortgage-backed securities: residential	12,405,710	211,701	8,753	12,608,658
Corporate debt securities	500,000	-	113,378	386,622
Total debt securities	135,023,017	1,931,160	368,710	136,585,467
Equity Securities	66,400	-	-	66,400
Total	$ 135,089,417	$ 1,931,160	$ 368,710	$ 136,651,867

Sales of available for sale securities were as follows:

	2009	2008	2007
Proceeds	$ 6,917,122	$ 9,862,297	$ -
Gross gains	91,982	35,165	-
Gross losses	10,428	11,075	-

The tax provision related to these net realized gains and losses was $(31,227), $(9,224) and $0, respectively.

The amortized cost and fair value of debt securities at year end 2009 are shown below by contractual maturity. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale	
	Amortized Cost	Fair Value
Maturity		
Due in one year or less	$ 8,819,750	$ 8,898,964
Due after one year through five years	98,915,999	100,600,876
Due after five years through ten years	24,443,542	24,981,225
Due after ten years	549,318	604,389
Mortgage-backed - residential	16,246,296	16,676,490
TOTAL	$ 148,974,905	$ 151,761,944

Securities pledged at year-end 2009 and 2008 had a carrying amount of $115,726,152 and $107,855,242 and were pledged to secure public deposits and repurchase agreements, respectively.

NOTE 2 – SECURITIES – (CONTINUED)

At year-end 2009 and 2008, there were no holdings of securities of any one issuer, other than U.S. government agencies and U.S. government-sponsored entities, in an amount greater than 10% of shareholders' equity.

The following table summarizes the investment securities with unrealized losses at December 31, 2009 and December 31, 2008 aggregated by major security type and length of time in a continuous unrealized loss position:

2009

	Less Than 12 Months		12 Months or Longer		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Obligations of U.S. Government Sponsored Entities	$ 7,469,171	$ 64,887	$ -	$ -	$ 7,469,171	$ 64,887
Obligations of States and Political Subdivisions	1,956,655	11,829	233,220	26,780	2,189,875	38,609
Mortgage-backed securities - residential	1,856,216	1,879	-	-	1,856,216	1,879
Total Temporarily Impaired Securities	$ 11,282,042	$ 78,595	$ 233,220	$ 26,780	$ 11,515,262	$ 105,375

2008

	Less Than 12 Months		12 Months or Longer		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Obligations of U.S. Government Sponsored Entities	$ 24,973	$ 27	$ -	$ -	$ 24,973	$ 27
Obligations of States and Political Subdivisions	10,567,596	192,411	668,570	54,141	11,236,166	246,552
Mortgage-backed securities - residential	999,041	8,753	-	-	999,041	8,753
Corporate Bonds	-	-	386,622	113,378	386,622	113,378
Total Temporarily Impaired Securities	$ 11,591,610	$ 201,191	$ 1,055,192	$ 167,519	$ 12,646,802	$ 368,710

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

As of December 31, 2009, the Company's security portfolio consisted of 328 securities, 16 of which were in an unrealized loss position. The majority of unrealized losses are related to the registrant's obligations of U.S. government-sponsored entities and obligations of state and political subdivisions. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the registrant does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the registrant does not consider these securities to be other-than-temporarily impaired at December 31, 2009.

NOTE 2 – SECURITIES – (CONTINUED)

The Company's equity securities consist of floating rate preferred stock issued by Federal National Mortgage Association ("FNMA"). For the year ended December 31, 2008, the Company recognized a $1,952,721 pre-tax charge for the other-than-temporary decline in fair value. As required by accounting guidance, when a decline in fair value below cost for an equity security is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings. On September 7, 2008, the United States Department of the Treasury, the Federal Reserve and the Federal Housing Finance Agency ("FHFA") announced that the FHFA was placing Fannie Mae and the Federal Home Loan Mortgage Corporation ("Freddie Mac") under conservatorship, eliminating dividend payments on Fannie Mae and Freddie Mac common and preferred stock and giving management control over Fannie Mae and Freddie Mac to FHFA. Subsequent to the announcement of the actions described above, the market value of the perpetual preferred securities of Fannie Mae owned by the Company declined significantly, leading to the charge to earnings for other-than-temporary impairment.

The Company held common stock in Silverton Financial Services, Inc. ("Silverton") in the amount of $144,408 that was classified as another asset on the Company's balance sheet. On May, 1, 2009, the Office of the Comptroller of the Currency closed Silverton's subsidiary, Silverton Bank, N.A. The Company recorded a capital loss of $144,408 in the second quarter of 2009 due to the closing of Silverton Bank, N.A. The Company has sufficient capital gains to offset the capital loss for federal income tax purposes.

NOTE 3 – LOANS

Loans at year end were as follows:

	2009	2008
Construction and land development	$ 40,911,778	$ 55,484,202
Commercial and industrial	38,852,794	34,120,024
Agricultural	5,940,188	7,641,762
Real estate loans secured by:		
Farmland	35,243,009	35,923,454
Residential property	90,797,206	91,757,578
Nonresidential, nonfarm	127,495,696	137,748,507
Consumer	24,757,088	26,668,337
Other loans	8,085,835	9,671,625
Subtotal	372,083,594	399,015,489
Less: Net deferred loan fees	(337,000)	(451,101)
Allowance for loan losses	(7,085,316)	(5,219,956)
Loans, net	$ 364,661,278	$ 393,344,432

Activity in the allowance for loan losses was as follows:

	2009	2008	2007
Beginning balance	$ 5,219,956	$ 3,467,019	$ 3,473,143
Provision for loan losses	5,327,702	2,032,719	261,391
Loans charged-off	(3,605,212)	(475,001)	(517,418)
Recoveries	142,870	195,219	249,903
Ending balance	$ 7,085,316	$ 5,219,956	$ 3,467,019

NOTE 3 – LOANS – (CONTINUED)

Individually impaired loans were as follows:

	2009	2008
Year-end loans with no allocated allowance for loan losses	$ 7,438,253	$ 1,996,964
Year-end loans with allocated allowance for loan losses	4,297,943	1,031,918
Total	$ 11,736,196	$ 3,028,882
Amount of the allowance for loan losses allocated	$ 446,776	$ 253,718

	2009	2008	2007
Average of individually impaired loans during the year	$ 8,824,125	$ 546,887	$ 542,390
Interest income recognized during impairment	170,568	35,296	18,217
Cash-basis interest income recognized	95,183	25,776	18,217

Nonaccrual loans and loans past due 90 days still on accrual were as follows:

	2009	2008
Loans past due over 90 days still on accrual	$ 7,980	$ 2,001
Nonaccrual loans	7,554,750	3,028,882

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans that are not performing.

Since no loans classified as troubled debt restructurings included interest rate reductions as part of the modification, and modifications only changed the timing of cash flows as the loans were placed on interest-only payments for a period of time, the Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009. The Company has also committed $390,000 to customers whose loans are classified as a troubled debt restructuring.

NOTE 4 – REAL ESTATE OWNED

Expenses related to foreclosed assets include:

	2009	2008	2007
Net loss (gain) on sales	$ 39,991	$ 558	$ (26,655)
Direct write-downs	352,500		
Operating expenses	571,478	41,381	12,427
End of year	$ 963,969	$ 41,939	$ (14,228)

NOTE 5 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE 5 – FAIR VALUE – (CONTINUED)

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 using			Fair Value Measurements at December 31, 2008 using		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:						
Available for sale securities:						
U.S. Treasuries	$ 104,379		$ 104,379	$ 108,125		$ 108,125
Obligations of U.S. Government Sponsored Agencies	$ 85,782,111		$ 85,782,111	$ 58,510,833		$ 58,510,833
Obligations of States and Political Subdivisions	$ 49,198,964		$ 49,198,964	$ 64,971,229		$ 64,971,229
Mortgage-backed securities - residential	$ 16,676,490		$ 16,676,490	$ 12,608,658		$ 12,608,658
Corporate Bonds	$ -		$ -	$ 386,622		$ 386,622
Equity securities	$ 88,000	$ 88,000		$ 66,400	$ 66,400	
Total	$ 151,849,944	$ 88,000	$ 151,761,944	$ 136,651,867	$ 66,400	$ 136,585,467

NOTE 5 – FAIR VALUE – (CONTINUED)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below:

	Carrying Value	Fair Value Measurements at December 31, 2009 Using: Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans	$ 3,851,167	$ -	$ 3,851,167
Other real estate owned	1,057,500		1,057,500

	Carrying Value	Fair Value Measurements at December 31, 2008 Using: Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans	$ 778,200	$ -	$ 778,200

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $4,297,943, with a valuation allowance of $446,776, resulting in an additional provision for loan losses of $193,058 for the year ended December 31, 2009. Impaired loans had a carrying amount of $1,031,918, with a valuation allowance of $253,718, resulting in additional provision for loan losses of $253,718 for the year ended December 31, 2008.

Other real estate owned which is measured at the lower of carrying or fair value less costs to sell, had a net had a carrying amount of $12,550,296 for the year ended December 31, 2009. Included in this amount were properties that were written down to fair value totaling $1,057,500 resulting in additional foreclosed asset expense of $352,000.

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2009 (In thousands)		2008 (In thousands)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 37,962	$ 37,962	$ 24,712	$ 24,712
Securities	151,850	151,850	136,652	136,652
Loans, net	364,661	360,650	393,344	388,686
Federal Home Loan Bank stock	1,527	N/A	1,527	N/A
Accrued interest receivable	4,129	4,129	4,598	4,598
Financial liabilities:				
Deposits	542,977	544,926	530,497	532,836
Securities sold under repurchase agreements	1,959	1,959	1,724	1,724
Other borrowed funds	7,779	8,021	3,392	3,659
Accrued interest payable	1,632	1,632	2,300	2,300

NOTE 5 – FAIR VALUE – (CONTINUED)
The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, and variable rate loans or deposits that reprice frequently and fully. The methods for determining the fair values for securities were described previously. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values of debt are based on current rates for similar financing. It was not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items and loans held for sale are not considered material.

NOTE 6 – PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2009	2008
Land	$ 6,186,529	$ 6,186,529
Buildings	17,049,006	14,590,998
Furniture and equipment	6,986,604	7,284,452
Leasehold improvements	152,603	152,603
Construction in progress	1,555,270	2,210,626
	$ 31,930,012	$ 30,425,207
Less: Accumulated depreciation	$(13,054,000)	$(12,764,373)
	$ 18,876,012	$ 17,660,834

The following table related to construction in progress outlines the estimated cost for the building and furniture and equipment and expected completion date:

	Estimated Building Cost	Estimated Furniture and Equipment Cost	Expected Completion Date
Athens Office	2,700,000	250,000	April 2010

Operating Leases: The Company leases certain branch properties and equipment under operating leases. Rent expense was $217,180, $124,578 and $8,600 for 2009, 2008, and 2007, respectively. Rent commitments, before considering renewal options that generally are present, were as follows:

2010	101,724
2011	104,267
2012	106,873
Total	$312,864

NOTE 7 – DEPOSITS
Time deposits of $100,000 or more were $172,423,904 and $184,338,474 at year-end 2009 and 2008.

Scheduled maturities of time deposits for the next five years were as follows:

2010	$ 253,414,890
2011	39,681,770
2012	5,245,314
2013	4,192,682
2014	9,468,186

Overdrafts in the amounts of $635,446 and $2,041,583 were reclassified as loans as of December 31, 2009 and 2008, respectively.

NOTE 8 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by U.S. government-sponsored entity securities with a carrying amount of $3,085,400 and $2,529,450 at year-end 2009 and 2008, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature daily. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2009	2008	2007
Average daily balance during the year	1,683,477	1,566,862	1,657,896
Average interest rate during the year	1.59%	2.53%	3.94%
Maximum month-end balance during the year	1,959,144	1,824,772	1,809,996
Weighted average interest rate at year-end	1.59%	1.59%	3.55%

NOTE 9 – OTHER BORROWED FUNDS

At year end, advances from the Federal Home Loan Bank were as follows:

Principal Amounts Outstanding December 31,		Interest	Maturity
2009	2008	Rates	Dates
-	391,701	4.46%	2009
44,428	77,559	6.25%	2011
1,376,612	1,514,329	4.09%-7.40%	2012
1,123,923	1,147,413	5.09%	2013
5,000,000	-	2.94%	2014
137,558	154,843	6.50%	2016
96,508	105,677	4.87%	2018
$ 7,779,029	$ 3,391,522		

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $60,566,513 and $64,248,424 of first mortgage loans under a blanket lien arrangement at year-end 2009 and 2008, respectively. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to $24,128,000 at year-end 2009.

Payment Information

Required payments over the next five years are:

2010	$ 233,679
2011	218,984
2012	1,135,902
2013	1,079,388
2014	5,035,593
Thereafter	75,483
	$ 7,779,029

NOTE 10 – INCOME TAXES

Income tax expense (benefit) was as follows:

	2009	2008	2007
Current expense			
Federal	$ 823,883	$ 1,489,020	$ 1,599,596
State	311,244	500,532	486,817
Deferred expense			
Federal	(969,550)	(1,257,650)	(187,032)
State	(198,241)	(257,148)	(38,242)
Total expense (benefit)	$ (32,664)	$ 474,754	$ 1,861,139

NOTE 10 – INCOME TAXES – (CONTINUED)

Effective tax rates differ from the federal statutory rate of 34% applied to income before taxes due to the following:

	2009	2008	2007
Federal taxes at statutory rate	$ 747,642	$ 1,341,609	$ 2,486,702
Increase (decrease) resulting from			
tax effect of:			
Tax exempt interest on obligations			
of states and political subdivisions	(703,337)	(863,062)	(821,302)
State income taxes, net of federal			
income tax benefit	74,582	160,633	296,060
Dividend received deduction	-	(32,264)	(574)
Increase in cash surrender value	(138,398)	(100,316)	(88,140)
Benefit of lower tax rates of First			
Pulaski Reinsurance Company	-	(16,605)	(20,250)
Others, net	(13,153)	(15,241)	8,643
Provision for Income Taxes	$ (32,664)	$ 474,754	$ 1,861,139

Year-end deferred tax assets and liabilities were due to the following:

	2009	2008
Deferred tax assets:		
Allowance for loan losses	$ 2,597,121	$ 1,744,295
Director benefit plans	755,742	575,508
Impairment of available for sale securities	749,259	749,259
Deferred loan fees	129,037	172,727
Nonaccrual loan interest	155,264	10,318
Impairment of other real estate	134,972	-
Deferred credit insurance fees	64,663	70,176
Other	53,060	27,434
Gross Deferred Tax Assets	4,639,118	3,349,717
Deferred tax liabilities:		
Unrealized gain on available for sale securities	1,074,560	596,653
Other securities	322,749	322,749
Prepaid expenses	123,294	-
Other	16,707	18,390
Gross Deferred Tax Liabilities	1,537,310	937,792
Net Deferred Tax Asset	$ 3,101,808	$ 2,411,925

The Company has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets. Accordingly, no valuation has been recorded.

Unrecognized Tax Benefits

The amount of unrecognized tax benefits was $25,825 and $31,041 at December 31, 2009 and 2008, respectively. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any material amount accrued for interest and penalties for the years ended December 31, 2009 and 2008.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Tennessee and Alabama. The Company filed income tax returns in Alabama in 2005, 2006, 2007 and 2008. These returns are subject to examination. The Company is no longer subject to examination by U.S. federal and Tennessee taxing authorities for years before 2006.

NOTE 11 – BENEFIT PLANS

Profit Sharing Plan: The Bank has a non-contributory trusteed profit sharing retirement plan covering all officers and employees who have completed a year of service and are over the age of 21. According to the plan, the Bank's contribution will not exceed 15% of the total salary of all the participants. The plan expense was $458,766, $742,463 and $719,844 in 2009, 2008 and 2007, respectively.

Deferred Compensation Plan: A deferred compensation plan covers all directors. Under the plan, the Company pays each participant, or their beneficiary, the amount of fees deferred plus interest over 15 years, beginning with the individual's retirement, death or disability. A liability is accrued for the obligation under this plan. The expense incurred for the deferred compensation for each of the last three years was $532,429, $262,711 and $266,402 resulting in a deferred compensation liability of $1,973,732, $1,503,023 and $1,295,118, respectively.

Employee Stock Purchase Plan: The 1994 Employee Stock Purchase Plan (the "1994 Employee Plan") permits the granting of rights to eligible employees of the Company to acquire stock. A total of 150,000 shares were reserved under this plan. The Company has agreed to pay 3% of the interest rate cost, up to a maximum of $18,000 per year for all participants, if the employee chooses to purchase shares under the 1994 Employee Plan and borrows the funds to purchase the shares from the Company. The employee may also choose to purchase the shares with cash. The Company has a policy of issuing new shares to satisfy these purchases. The Board has established the following guidelines as to the number of shares employees are allowed to purchase on July 1, each year:

	Years of Service and Number of Shares	
Position	Under 10 years	Over 10 years
Vice-Presidents and above	200	250
All other Officers	125	175
Non-Officers	75	125

The expense related to the 1994 Employee Plan was not material in 2009, 2008 or 2007.

NOTE 12 – OTHER OPERATING EXPENSES

The following table summarizes the components of other operating expenses for the years ended December 31:

	2009	2008	2007
FDIC insurance expense	$ 1,177,448	$ 229,981	$ 50,697
Directors' fees and expense	679,679	423,461	440,002
Stationery and supplies	185,419	223,983	203,679
Collection and professional fees	418,512	453,536	468,256
Postage	196,256	175,074	161,982
Data processing expense	484,561	333,003	300,750
Educational expense	123,419	195,957	121,608
Telecommunication expense	239,151	185,976	133,996
Other	1,027,941	1,036,982	973,543
	$ 4,532,386	$ 3,257,953	$ 2,854,513

NOTE 13 – RELATED PARTY TRANSACTIONS

The following table summarizes related party loans for 2009:

	2009
Beginning balance	$ 2,409,664
New loans	1,126,252
Effect of changes on composition of related parties	-
Repayments	(832,171)
Balance at end of year	$ 2,703,745

Deposits from principal officers, directors, and their affiliates at year-end 2009 and 2008 were $9,091,000 and $5,568,000, respectively.

NOTE 14 – STOCK-BASED COMPENSATION

Bank employees (and in prior years, non-employee directors) may be granted options or rights to purchase shares of the Corporation's common stock under the Corporation's stock option and employee stock purchase plans.

The 2007 Equity Incentive Plan (the "2007 Plan") also permits the Board of Directors to grant restricted share awards to key employees. A total of 100,000 shares were reserved under the 2007 Plan, of which the Company has awarded 12,250 shares of restricted stock to certain employees of the Company. The forfeiture restrictions with respect to these awards lapse on the one year anniversary of the date of grant. Compensation expense associated with these restricted share awards is recognized over the time period that the restrictions associated with the awards lapse.

The 1997 Stock Option Plan (the "1997 Plan") permitted the Board of Directors to grant options to key employees. A total of 100,000 shares were reserved under the plan of which 27,500 were granted. These options expire generally 10 years from the date of grant. The 1997 Plan expired in the second quarter of 2007.

The 1994 Outside Directors' Stock Option Plan (the "1994 Directors' Plan") permitted the granting of stock options to non-employee directors. A total of 150,000 shares were reserved under this plan. An option to purchase 500 shares was granted annually upon becoming a member of the Board of Directors, of which 250 shares were immediately exercisable and the remaining 250 shares were exercisable upon the first annual meeting of shareholders following the date of grant provided the optionee was still serving as an outside director. In addition, each outside director upon first becoming a board member received an immediately exercisable option to purchase 2,500 shares, less the number of shares of stock previously beneficially owned. These options expired ten years from the date of grant. During 2003, the Board terminated this Plan. At the time of termination, options to purchase 66,160 shares under the plan had not been granted.

A summary of the stock option activity in the 2007 Plan, the 1997 Plan and the 1994 Directors' Plan for 2009 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	9,725	$ 45.09		
Granted	-	-		
Exercised	(725)	33.76		
Forfeited or expired	-	-		
Outstanding December 31, 2009	9,000	$ 46.00	3.1	$ 81,000
Fully vested	9,000	46.00	3.1	81,000
Exercisable at December 31, 2009	9,000	$ 46.00	3.1	$ 81,000

Information related to stock option activity in the 2007 Plan, the 1997 Plan and the 1994 Directors' Plan during each year follows:

	2009	2008	2007
Intrinsic value of options exercised	$ 15,400	$ 168,154	$ 108,040
Cash received from option exercises	24,475	110,256	156,620
Tax benefit realized from option exercises	5,896	12,159	9,358
Weighted average fair value of options granted	-	-	-

As of December 31, 2009, there were no nonvested stock options; therefore there was no unrecognized compensation cost related to nonvested stock options granted under the plans. No compensation cost has been charged against income for these plans related to stock options for 2009, 2008 and 2007. The Company has a policy to issue new shares to satisfy the exercise of share options.

NOTE 14 – STOCK-BASED COMPENSATION – (CONTINUED)

The 2007 Plan provides for the issuance of restricted shares to employees, directors and contractors of the Company. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the price, of which the Company is aware, at which the Company's Common Stock was traded on a date closest to the award date. These restricted shares vest at the rate of twenty percent on each anniversary of the grant date. Compensation expense of $134,750, $125,813 and $28,760 has been charged against income for these shares in 2009, 2008 and 2007, respectively, related to the grants of restricted shares. Total shares issuable under the 2007 Plan are 87,750 at year end 2009, with 12,250 restricted shares granted that vest and are issued at the rate of twenty percent on each anniversary of the grant date.

A summary of changes in the Company's nonvested shares for the year follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2009	10,600	$ 55.00
Granted	-	55.00
Vested	(2,450)	55.00
Forfeited	-	-
Nonvested at December 31, 2009	8,150	$ 55.00

As of December 31, 2009, there was $384,427 of total unrecognized compensation cost related to nonvested restricted shares granted under the 2007 Plan. The cost is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $134,750, $90,750, and $0, respectively.

NOTE 15 – REGULATORY CAPITAL MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2009, the Company and the Bank meet all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits or to pay interest on deposits above certain rates. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2009 and 2008, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 15 – REGULATORY CAPITAL MATTERS – (CONTINUED)

Actual and required capital amounts (in thousands) and ratios are presented below at year end.

	Actual		Required For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
			(Dollars in thousands)					
As of December 31, 2009								
Total Capital to risk weighted assets								
Corporation	$ 55,720	12.72%	$ 35,035	≥	8.00%	N/A		
Bank	54,981	12.56	35,030	≥	8.00	43,787	≥	10.00%
Tier I (Core) Capital to risk weighted assets								
Corporation	50,216	11.47	17,517	≥	4.00	N/A		
Bank	49,477	11.30	17,515	≥	4.00	26,272	≥	6.00
Tier I (Core) Capital to average quarterly assets								
Corporation	50,216	8.34	24,087	≥	4.00	N/A		
Bank	49,477	8.22	24,084	≥	4.00	30,105	≥	5.00
As of December 31, 2008								
Total Capital to risk weighted assets								
Corporation	$ 55,364	12.36%	$ 35,824	≥	8.00%	N/A		
Bank	54,490	12.17	35,817	≥	8.00	44,771	≥	10.00%
Tier I (Core) Capital to risk weighted assets								
Corporation	50,067	11.18	17,912	≥	4.00	N/A		
Bank	49,193	10.99	17,909	≥	4.00	26,863	≥	6.00
Tier I (Core) Capital to average quarterly assets								
Corporation	50,067	8.51	23,532	≥	4.00	N/A		
Bank	49,193	8.36	23,528	≥	4.00	29,410	≥	5.00

Dividend Restrictions—The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2010, the Bank could, without prior approval, declare dividends of approximately $1,134,000 plus any 2010 net profits retained to the date of the dividend declaration.

NOTE 16 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2009		2008	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 2,191,696	$ 375,000	$ 1,917,200	$ -
Unused Lines of credit	25,792,284	28,597,464	21,794,399	37,055,870
Standby letters of credit	2,436,778	-	3,558,784	-
Mortgage loans sold with repurchase requirements outstanding	9,172,591	-	3,234,873	-

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES – (CONTINUED)
Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 7.25% to 10.50% and maturities ranging from 3 months to 3 years.

NOTE 17 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial information of First Pulaski National Corporation follows:

CONDENSED BALANCE SHEETS

	December 31,	
ASSETS	2009	2008
Cash	$ 574,113	$ 720,326
Investment in subsidiary, at equity	51,211,008	50,159,129
Other assets	178,346	160,991
TOTAL ASSETS	$ 51,963,467	$ 51,040,446
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 12,962	$ 7,578
Total Liabilities	12,962	7,578
Shareholders' Equity	51,950,505	51,032,868
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 51,963,467	$ 51,040,446

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
	2009	2008	2007
INCOME			
Dividends from subsidiary	$ 2,101,013	$ 2,790,128	$ 4,296,234
Other income	200	200	75
	2,101,213	2,790,328	4,296,309
EXPENSES			
Other expense	247,716	261,945	144,330
Income before income tax and undistributed subsidiary income	1,853,497	2,528,383	4,151,979
Income tax benefits	(94,518)	(92,625)	(55,235)
Equity in undistributed earnings of subsidiary	283,597	850,146	1,245,476
NET INCOME	$ 2,231,612	$ 3,471,154	$ 5,452,690

NOTE 17 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION – (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,231,612	$ 3,471,154	$ 5,452,690
Adjustments to reconcile net income to net cash provided by operating activities -			
Equity in undistributed earnings of subsidiary	(283,597)	(850,146)	(1,245,476)
Stock-based compensation expense	134,750	125,813	28,760
Increase in other assets	(17,355)	(17,494)	(62,320)
Increase (decrease) in other liabilities	5,383	(4,153)	10,192
Cash Provided by Operating Activities	2,070,793	2,725,174	4,183,846
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,491,247)	(2,790,128)	(2,796,233)
Proceeds from exercise of stock options, including tax benefit	30,371	122,415	165,978
Proceeds from issuance of common stock	243,870	250,470	125,070
Common stock repurchased	-	(352,550)	(1,428,735)
Cash Used by Financing Activities	(2,217,006)	(2,769,793)	(3,933,920)
INCREASE (DECREASE) IN CASH, net	(146,213)	(44,619)	249,926
CASH, beginning of year	720,326	764,945	515,019
CASH, end of year	$ 574,113	$ 720,326	$ 764,945

NOTE 18 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2009	2008	2007
Net income	$ 2,231,612	$ 3,471,154	$ 5,452,690
Less: Distributed earnings allocated to particpating securities	(3,920)	(4,253)	(1,305)
Less: (Undistributed income) dividends in excess of earnings allocated to participating securities	409	(1,077)	(2,819)
Net earnings allocated to common stock	2,228,101	3,465,824	5,448,566
Weighted common shares outstanding including participating securities	1,557,109	1,549,721	1,554,648
Less: Participating securities	(2,450)	(2,450)	(1,650)
Weighted average shares	1,554,659	1,547,271	1,552,998
Basic earnings per share	$ 1.43	$ 2.24	$ 3.51
Net earnings allocated to common stock	$ 2,228,101	$ 3,465,824	$ 5,448,566
Weighted average shares	1,554,659	1,547,271	1,552,998
Add: dilutive effects of assumed excercises of stock options	1,292	2,984	5,838
Average shars and dilutive potential common shares	1,555,951	1,550,255	1,558,836
Dilutive earnings per share	$ 1.43	$ 2.24	$ 3.50

All stock options were considered in computing diluted earnings per share since none were anti-dilutive.

NOTE 18 – EARNINGS PER SHARE – (CONTINUED)

Unvested restricted shares that include non-forfeitable rights to dividends are classified as participating securities and included in average outstanding shares for calculating basic earnings per share. As of December 31, 2009, there were 5,700 shares of unvested restricted stock that were not classified as participating securities.

NOTE 19 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share	
				Basic	Diluted
		(in thousands, except per share amounts)			
2009					
First quarter	$ 7,800	$ 4,798	$ 806	$ 0.52	$ 0.52
Second quarter	7,887	5,239	422	0.27	0.27
Third quarter	7,882	5,440	652	0.42	0.42
Fourth quarter	7,712	5,476	352	0.22	0.22
2008					
First quarter	$ 8,607	$ 4,314	$ 1,229	$ 0.79	$ 0.79
Second quarter	8,256	4,495	1,076	0.70	0.70
Third quarter	8,420	4,987	309	0.20	0.20
Fourth quarter	8,404	5,034	857	0.55	0.55

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The Corporation is a one-bank holding company with its only direct subsidiary being First National in Pulaski, Tennessee. During the third quarter of 2001, First National's wholly-owned subsidiary, FPRC received its insurance license. FPRC is engaged in the business of reinsuring credit insurance written by the Corporation's subsidiary.

The following analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this discussion may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, (the "Exchange Act"), as amended. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "likely," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation to differ materially from any results expressed or implied by such forward-looking statements. Such factors include those identified in "Item 1A. Risk Factors" above and, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) continuation of the historically low short-term interest rate environment, (iii) increased competition with other financial institutions, (iv) deterioration or lack of sustained growth in the economy in the Corporation's market areas, (vi) rapid fluctuations in interest rates, (vi) significant downturns in the businesses of one or more large customers, (vii) risks inherent in originating loans, including prepayment risks, (viii) the fluctuations in collateral values, the rate of loan charge-offs and the level of the provision for losses on loans, (ix) results of regulatory examinations, (x) any activity in the capital markets that would cause the Corporation to conclude that there was impairment of any asset including intangible assets, and (xi) changes in state and Federal legislation, regulations or policies applicable to banks and other financial services providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy and (xii) loss of key personnel. Many of such factors are beyond the Corporation's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation. The Corporation disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

OVERVIEW

Total assets of the Corporation grew $17.1 million, or 2.9 percent, from December 31, 2008 to December 31, 2009. Growth in cash and cash equivalents accounted for much of the growth in assets as they increased $13.2 million, or 54.8 percent, from the end of 2008 to the end of 2009. This increase in cash and cash equivalents provided additional liquidity during the economic downturn occurring in 2009 and reflected the Corporation's decision to slow loan growth. Also due to deteriorating economic conditions, other real estate owned increased $12.3 million from year-end to 2008 to year-end 2009 as increased numbers of loan customers defaulted on their obligations. These increases in assets were partially offset by a decrease of $26.3 million in loans from year-end 2008 year-end to 2009. This decrease in loans was partially due to decreased loan demand and more robust lending standards and partially due to problem loans being foreclosed upon and the collateral added as other real estate owned. The growth in assets was funded primarily by an increase in deposits as total deposits increased $12.4 million, or 2.4 percent, as well as an increase in borrowings from the Federal Home Loan Bank of Cincinnati of $4.4 million from the end of 2008 to the end of 2009.

Net income in 2009 was $2.23 million, a decrease of $1.24 million compared to 2008. The decline in net income in 2009 was primarily due to increased provision for loan losses, FDIC insurance expense and foreclosure/repossession expense as compared to 2008. The provision for loan losses increased $3,295,000 to $5,328,000 in 2009 from $2,033,000 in 2008 as deteriorating economic conditions continued to negatively impact many of the Bank's loan customers. FDIC insurance expenses increased $947,000 to $1,177,000 in 2009 as compared to $230,000 in 2008 as the FDIC increased assessment rates in 2009 and levied a special assessment on all banks on June 30, 2009. The foreclosure/repossession expense increased $530,000 to $571,000 in 2009 from $41,000 in 2008 as the Bank incurred expenses on properties it repossessed as customers defaulted on loan obligations. The Corporation also incurred losses on sales and write-downs of other assets of $392,000 in 2009 as certain other real estate owned was sold for a loss or written down to estimated fair value less selling costs. The provision for loan losses, as well as foreclosure/repossession expense, is expected to remain at elevated levels in 2010 as weak economic conditions are expected to persist for some time. Also, FDIC insurance expenses are expected to remain at elevated levels in 2010 as the FDIC seeks to rebuild the Bank Insurance Fund. Net income was positively impacted by an increase of $2,123,000 in net interest income to

$20,953,000 in 2009 as compared to $18,830,000 in 2008. An increase in the net interest margin to 3.96% in 2009 from 3.80% in 2008 was the primary cause for the increase in net interest income in 2009 as compared to 2008.

CRITICAL ACCOUNTING POLICIES

The accounting principles we follow and our methods of applying these principles conform to accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses, we have made judgments and estimates which have significantly impacted our financial position and results of operations.

The allowance for loan losses is maintained at a level that is considered to be adequate to reflect estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. Our methodology of assessing the appropriateness of the allowance consists of several elements, which include the historical allowance and specific allowances as described below.

The historical allowance is calculated by applying loss factors to outstanding loans. For purposes of the quarterly review, the loan portfolio is separated by loan type, and each type is treated as a homogeneous pool. Each loan is assigned a risk rating by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed, and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied by the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Allocation percentages are based on our historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date such as past loan loss experience, trends in net charge-offs, trends in delinquencies and nonaccrual loans, trends in unemployment, trends in classified and criticized loans, loan growth and composition of the loan portfolio, review of specific problem loans, results of regulatory examinations, results of updated appraisals, the relationship of the allowance for credit losses to outstanding loans and current economic conditions that may affect the borrower's ability to repay.

Specific allowances are established in cases where management has determined a loan is impaired. A loan is impaired when full payment under the loan terms is not probable. Every substandard or worse loan in excess of $250,000 and all loans criticized as "Other Assets Especially Mentioned" over $400,000 are reviewed quarterly by the Executive and Loan Committee of the Bank's Board of Directors to review the level of loan losses required to be specifically allocated.

RESULTS OF OPERATIONS

OVERVIEW

Net income for 2009 was approximately $2.23 million, or $1.43 per diluted share, compared with approximately $3.47 million, or $2.24 per diluted share, in 2008 and approximately $5.45 million, or $3.50 per diluted share, in 2007. Return on average assets was 0.37% in 2009, 0.62% in 2008 and 1.08% in 2007. The return on average equity was 4.42%, 6.92% and 11.21% for 2009, 2008 and 2007, respectively. Net income for 2009 was negatively impacted by continuing deterioration in the local and national economy reflected in increased provision expense and increased FDIC insurance expenses. Net income for 2008 was negatively impacted when compared to 2007 by a non-cash impairment charge of approximately $1,953,000 related to the write-down of the Corporation's investment in Fannie Mae preferred stock securities, increased noninterest expense associated with the Corporation's expansion into Alabama and continuing deterioration in the local and national economy.

NET INTEREST INCOME

Net interest income is the difference between interest and fees earned on loans, securities and other interest-earning assets (interest income) and interest paid on deposits, repurchase agreements, and borrowed funds (interest expense). In 2009, net interest income increased by 11.3% to $20.95 million from $18.83 million in 2008, following an increase of 11.9% in 2008 from $16.83 million in 2007. Total assets of the Corporation increased approximately $17.1 million from December 31, 2008 to December 31, 2009. Loans net of unearned income decreased approximately $26.3 million from December 31, 2008 to December 31, 2009. Deposits increased approximately $12.5 million over the same period. The growth in deposits and the decrease in loans contributed to an approximately $15.2 million increase in investments. Also, federal funds sold decreased approximately $9.3 million from December 31, 2008 to December 31, 2009 and cash and due from banks increased approximately $22.6 million over the same period as excess funds were held at the Federal Reserve. The Federal Reserve began paying interest on excess balances above reserve requirements in the fourth quarter of 2008, leading to the increase in the Corporation's funds held at the Federal Reserve. Total assets of the Corporation increased approximately $62.4 million from December 31, 2007 to December 31, 2008. Loans net of unearned income increased approximately $75.9 million from December 31, 2007 to December 31, 2008. Deposits increased approximately $61.5 million over the same period. The higher loan growth than deposit growth contributed to an approximately $17.2 million decrease in investments as the Corporation used investment security maturities and sales to fund loan growth. Also, federal funds sold decreased approximately $4.4 million from December 31, 2007 to December 31, 2008.

Net interest income is a function of the average balances of interest-earning assets and interest-bearing liabilities and the yields earned and rates paid on those balances. Management strives to maintain an acceptable spread between the yields earned on interest-earning assets and rates paid on interest-bearing liabilities to maintain an adequate net interest margin.

Net interest income on a fully taxable equivalent basis increased $2,094,000 from 2008 to 2009. This increase resulted from a $1,741,000 increase due to increased volumes and a $353,000 increase due to changes in interest rates. The decrease in interest income in 2009 as compared to 2008 was due to a decrease in the interest rates earned on interest-earning assets that was partially offset by an increase in the average volumes of interest-earning assets. The decrease in interest expense in 2009 as compared to 2008 was primarily due to a decrease in rates paid on interest-bearing liabilities that was slightly offset by an increase in the volumes of interest-bearing liabilities. Net interest income on a fully taxable equivalent basis increased $2,175,000 from 2007 to 2008. This increase resulted from a $2,988,000 increase due to increased volumes offset by an $813,000 decrease due to changes in interest rates. The increase in interest income in 2008 over 2007 was due to an increase in volumes of interest-earning assets that was largely offset by a decrease in the interest rates earned on interest-earning assets. The decrease in interest expense in 2008 was primarily due to a decrease in rates paid on interest-bearing liabilities that was somewhat offset by an increase in the volumes of interest-bearing liabilities.

The following tables summarize the changes in interest earned and interest paid for the given time periods and indicate the factors affecting these changes. The first table presents, by major categories of assets and liabilities, the average balances, the components of the taxable equivalent net interest earnings/spread, and the yield or rate for the years 2009, 2008 and 2007.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIAL

	December 31, 2009			2008			2007		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(in thousands of dollars)								
ASSETS									
Interest-Earning Assets:									
Loans	$390,555	$26,517	6.79%	$357,053	$27,364	7.66%	$300,051	$26,617	8.87%
Taxable investment securities	90,243	2,895	3.21%	77,504	3,584	4.62%	83,689	3,937	4.70%
Non-taxable investment securities	52,798	2,604	4.93%	72,368	3,282	4.54%	75,488	3,203	4.24%
Federal funds sold and other	14,738	29	0.20%	9,989	245	2.45%	8,823	446	5.05%
Deposits in other banks	538	10	1.86%	531	17	3.20%	408	17	4.17%
Dividends	1,688	91	5.39%	1,756	88	5.01%	1,729	106	6.13%
Total Interest-Earning Assets	550,560	32,146	5.84%	519,201	34,580	6.66%	470,188	34,326	7.30%
Non-Interest Earning Assets:									
Cash and due from banks	11,988			12,054			9,803		
Premises and equipment, net	18,245			15,425			11,889		
Other Assets	25,081			17,135			15,055		
Less allowance for loan losses	(5,941)			(3,913)			(3,488)		
Total Non-Interest-Earning Assets	49,373			40,701			33,259		
TOTAL	**$599,933**			**$559,902**			**$503,447**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand deposits	$74,319	$440	0.59%	$52,342	$698	1.33%	$36,708	$512	1.39%
Savings deposits	71,954	601	0.84%	68,028	1,102	1.62%	63,334	1,399	2.21%
Time deposits	318,005	9,001	2.83%	314,163	12,829	4.08%	286,566	14,596	5.09%
Repurchase agreements	1,683	27	1.60%	1,567	40	2.55%	1,658	65	3.92%
Other borrowed money	6,353	259	4.08%	3,700	187	5.05%	3,925	205	5.22%
Total Interest-Bearing Liabilities	472,314	10,328	2.19%	439,800	14,856	3.38%	392,191	16,777	4.28%
Non-Interest-Bearing Liabilities:									
Demand deposits	70,040			63,892			58,433		
Other liabilities	5,731			5,747			4,680		
Total Non-Interest Bearing Liabilities	75,771			69,639			63,113		
Shareholders' Equity	51,848			50,463			48,143		
TOTAL	**$599,933**			**$559,902**			**$503,447**		
Net interest earnings/spread, on a taxable equivalent basis		**21,818**	**3.96%**		**19,724**	**3.80%**		**17,549**	**3.73%**
Taxable equivalent adjustments:									
Loans		186			200			164	
Investment securities		679			694			557	
Total taxable equivalent adjustment		865			894			721	
Net interest earnings		**$20,953**			**$18,830**			**$16,828**	

Note: The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented. Interest on loans includes loan fees. Loan fees included above amounted to $1,120,000 for 2009, $1,266,000 for 2008 and $1,204,000 for 2007.

The following table shows the change from year to year for each component of the taxable equivalent net interest margin separated into the amount generated by volume changes and the amount generated by changes in the yields earned or rates paid.

	2009 Compared to 2008 Increase (Decrease) Due to			2008 Compared to 2007 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(in thousands of dollars)			(in thousands of dollars)		
Interest Earned on:						
Loans	$ 2,568	$ (3,415)	$ (847)	$ 5,057	$ (4,310)	$ 747
Taxable investment securities	589	(1,278)	(689)	(291)	(62)	(353)
Non-taxable investment securities	(888)	210	(678)	(132)	211	79
Federal funds sold	116	(332)	(216)	59	(260)	(201)
Other deposits	0	(7)	(7)	5	(5)	0
Dividends	(3)	6	3	2	(20)	(18)
Total Interest-Earning Assets	$ 2,382	$ (4,816)	$ (2,434)	$ 4,700	$ (4,446)	$ 254
Interest Paid On:						
Demand deposits	$293	($551)	($258)	$218	($32)	$186
Savings deposits	64	(565)	(501)	104	(401)	(297)
Time deposits	157	(3,985)	(3,828)	1,406	(3,173)	(1,767)
Repurchase agreements	3	(16)	(13)	(4)	(21)	(25)
Other borrowed money	134	(62)	72	(12)	(6)	(18)
Total Interest-Bearing Liabilities	$ 651	$ (5,179)	$ (4,528)	$ 1,712	$ (3,633)	$ (1,921)
Net Interest Earnings, on a taxable equivalent basis	$ 1,731	$ 363	$ 2,094	$ 2,988	$ (813)	$ 2,175
Less: taxable equivalent adjustment			(29)			173
Net Interest Earnings			$ 2,123			$ 2,002

The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding from one year to the next. The change in interest due to rate has been determined by applying the change in rate from one year to the next to the average balances outstanding in the later year. The change in interest due to both volume and rate that cannot be segregated has been included in the change due to rate. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.

The net interest margin improved in 2009 to 3.96% from 3.80% in 2008. This increase in net interest margin was primarily due to the growth in average loans in 2009 as compared to 2008 as well as a decline in the interest expense due to interest-bearing liabilities over the same periods offset in part by the negative impact of increased levels of nonaccrual loans. Average loans increased $33.5 million to $390.6 million in 2009 as compared to $357.1 million in 2008. Loans are generally higher yielding assets than investment securities and federal funds sold, thus the growth in average loans in 2009 contributed to the increased net interest margin in 2009 as compared to 2008. While average loans increased in 2009 when compared to 2008, loan balances at December 31, 2009 were 6.7% less than loan balance at December 31, 2008, reflecting reduced loan demand and the Corporation's decision to increase liquidity. The Corporation's decision to slow loan growth and invest available cash from increased deposits in lower yielding investment securities and more liquid assets in the second half of 2009, together with the increased levels of nonaccrual loans and other real estate owned, negatively impacted net interest margin and will likely continue to negatively impact net interest margin in 2010.

The net interest margin improved in 2008 to 3.80% from 3.73% in 2007. This increase in net interest margin was primarily due to the growth in loans experienced in 2008. Average loans increased $57.0 million to $357.1 million in 2008 as compared to $300.1 million in 2007, while average investment securities decreased $9.3 million to $149.9 million in 2008 from $159.2 million in 2007. Much of the growth in loans in 2008 occurred in the Corporation's Alabama markets.

NON-INTEREST INCOME

The Corporation's non-interest income is composed of several components, some of which vary significantly between quarterly periods. Service charges on deposit accounts and other non-interest income generally reflect the Corporation's growth, while fees for origination of mortgage loans and security gains fluctuate more widely from period to period.

Non-interest income totaled $4,276,000 in 2009, a decrease of $125,000, or 2.8%, from 2008. The decrease is primarily attributable to a $285,000 decrease in service charges on deposit accounts primarily due to a decrease in overdraft fees in 2009 as compared to 2008 as customers overdrafted their accounts less often in 2009 than in 2008. Smaller decreases of $47,000 and $30,000 occurred in other income and commissions and fees, respectively, in 2009 as compared to 2008. These decreases were partially offset by a $112,000 increase in income on company-owned life insurance, a $57,000 increase in security gains, a $50,000 increase in other service charges and fees and an $18,000 increase in mortgage banking income in 2009 as compared to 2008.

Non-interest income totaled $4,400,000 in 2008, an increase of $288,000, or 7.0%, from 2007. The increase is primarily attributable to a $121,000 increase in service charges on deposit accounts, a $56,000 increase in other service charges and fees, a $49,000 increase in mortgage banking income and a $36,000 increase in income on company-owned life insurance in 2008 as compared to 2007. These increases were partially offset by a $26,000 decrease in commissions and fees.

NON-INTEREST EXPENSE

Non-interest expense in 2009 was $17,703,000, an increase of $450,000, or 2.6%, from 2008. This increase is primarily attributable to a $1,274,000 increase in other expenses and a $922,000 increase in foreclosed asset expenses 2009 as compared to 2008. The increase in other expenses was primarily due to a $947,000 increase in FDIC insurance expense and a $256,000 increase in directors' fees and expenses in 2009 as compared to 2008. The increase in FDIC insurance expense was due to increased regular assessments in 2009 as compared to 2008 as well as a special assessment on June 30, 2009. The increase in directors' fees was primarily due to a reduction in the discount rate used to calculate the Corporation's accrued liability for directors' deferred compensation due to a lower interest rate environment in 2009 as compared to 2008, leading to $243,000 in additional expense in 2009. The increase in foreclosure expense was due to the increased levels of other real estate owned in 2009 as compared to 2008 and the related expenses necessitated by these properties. Foreclosed real estate expense was $964,000 for 2009 compared to $42,000 for 2008 and a net gain of $14,000 for 2007. The increase in foreclosed asset expenses in 2009 is related to the continued deterioration of local real estate values, particularly with respect to foreclosed properties acquired from builders and residential land developers. Foreclosed asset expense is composed of three types of charges: maintenance costs, valuation adjustments based on new appraisal values and gains or losses on disposition. Note 4 of the Consolidated Financial Statements gives more information on foreclosed asset expense. At December 31, 2009, the Corporation had $12.6 million in other real estate owned compared to $247,183 at December 31, 2008. The Corporation expects that FDIC insurance costs and foreclosed asset expenses will each continue at elevated levels in 2010. Salaries and employee benefits increased $185,000 and occupancy expenses increased $185,000 in 2009 as compared to 2008. The increase in salaries and employee benefits expenses reflect the increased expenses associated with opening and staffing new offices in Huntsville and Athens, Alabama in the first four months of 2008. These new offices also contributed to the increase in occupancy expenses, as well as the completion of the main office renovation in Pulaski in 2009. Occupancy expenses are likely to increase in 2010 as compared to 2009 as the new permanent Athens office is scheduled for completion in April 2010 and a full year of depreciation will be incurred on the main office renovations completed in 2009. Impairment on available for sale securities and other equity investments decreased $1,808,000 in 2009 as compared to 2008, primarily due to a $1,953,000 write-down on investments related to FNMA preferred securities in 2008 and a $144,000 write-down of the Corporation's investment in Silverton common stock in 2009, discussed in more detail below. Advertising and public relations expenses and furniture and fixture expenses declined $261,000 and $47,000 respectively in 2009 as compared to 2008.

A capital loss of $144,000 was incurred in the second quarter of 2009 relating to the Corporation's investment in common stock of Silverton Financial Services, Inc. ("Silverton") that was classified as an other asset on the Corporation's balance sheet at December 31, 2008. On May, 1, 2009, the Office of the Comptroller of the Currency closed Silverton's subsidiary, Silverton Bank, N.A. The Corporation recorded a capital loss of $144,000 to write-down its investment in Silverton to $0 in the second quarter of 2009 due to the closing of Silverton Bank, N.A. The Company has sufficient capital gains to offset the capital loss for federal income tax purposes.

As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. Because the FDIC's deposit insurance fund fell below prescribed levels in 2008, the FDIC announced in 2009 increased premiums for all insured depository institutions, including the Bank, in order to begin recapitalizing the fund. Insurance assessments ranged from 0.12 percent to 0.50 percent of total deposits for the first calendar quarter 2009 assessment. Effective April 1, 2009, insurance assessments range from 0.07% to 0.78%, depending on an institution's risk classification and other factors. The Corporations regular FDIC insurance premiums increased approximately $671,000 in 2009 as compared to 2008.

In addition, the FDIC imposed a 5 basis point emergency assessment on insured depository institutions to be paid on September 30, 2009, based on total assets less Tier I capital at June 30, 2009. The Corporation incurred approximately $276,000 in special assessments from the FDIC in the second quarter of 2009.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, the Bank paid $3.39 million in prepaid risk-based assessments, which included $216,000 related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This amount is included in deposit insurance expense for 2009. The remaining $3.17 million in pre-paid deposit insurance is included in prepayments and other assets in the accompanying consolidated balance sheet as of December 31, 2009.

Non-interest expense in 2008 was $17,252,000, up $3,887,000, or 29.1%, from 2007. This increase is primarily attributable to a $1,953,000 write-down on investments in 2008 described in more detail above, as well as a $1,121,000 increase in salaries and employee benefits in 2008 as compared to 2007. Other increases included a $403,000 increase in other operating expenses, a $215,000 increase in occupancy expenses, an $88,000 increase in advertising and public relations expenses and a $51,000 increase in furniture and equipment expense in 2008 as compared to 2007. The increase in salaries and employee benefits was largely due to an increased number of employees due to the Corporation's expansion efforts in North Alabama. The Corporation's expansion efforts in North Alabama also negatively impacted other operating expenses, occupancy expenses and furniture and equipment expenses in 2008 as compared to 2007.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings which management feels is necessary to maintain the allowance for loan losses at a level considered adequate to absorb probable incurred losses on loans. The adequacy of the allowance for loan losses is determined by a continuous evaluation of the loan portfolio. The Bank utilizes an independent loan review function which considers past loan experience, collateral value and possible effects of prevailing economic conditions. Findings are presented regularly to management, where other factors such as actual loan loss experience relative to the size and characteristics of the loan portfolio, deterioration in concentrations of credit, trends in portfolio volumes, delinquencies and non-performing loans and, when applicable, reports of the regulatory agencies are considered. Management performs calculations for the minimum allowance level needed and a final evaluation is made.

The provision for loan losses was $5,328,000 in 2009 compared to $2,033,000 in 2008 and $261,000 in 2007. The size of the provision for loan losses in 2009 and 2008 primarily reflected the effects of weaker local and national economic conditions and the resulting deterioration in the loan portfolio, particularly within the real estate segment of the portfolio and primarily real estate construction and development loans. Increases in nonperforming loans, net charge-offs and an overall increase in the Corporation's allowance for loan losses in relation to loan balances during 2009 were the primary reasons for the increase in the provision for 2009 when compared to 2008. The Bank's collateral, for substantially all construction and development loans, is its primary source of repayment and as the value of the collateral deteriorates, ultimate repayment by the borrower becomes increasingly difficult. As a result, the Corporation has increased its allowance for loan losses which has led to increased provision expense in 2009 compared to 2008. The provision for loan losses is likely to continue at elevated levels in 2010 due to continuing recessionary economic conditions, negatively impacting the Corporation's net income. The provision for possible loan losses is based on past loan experience and other factors that, in management's judgment, deserve current recognition in estimating possible credit losses. Such factors include past loan loss experience, trends in net charge-offs, trends in delinquencies and nonaccrual loans, trends in unemployment, trends in classified and criticized loans, loan growth and composition of the loan portfolio, review of specific problem loans, results of regulatory examinations, results of updated appraisals, the relationship of the allowance for credit losses to outstanding loans and current economic conditions that may affect the borrower's ability to repay.

INCOME TAXES

Income tax expense includes federal and state taxes on taxable earnings. There was a $33,000 income tax benefit in 2009. Income taxes were $475,000 and $1,861,000 in 2008 and 2007, respectively. The effective tax rates were -1.5%, 12.0%, and 25.4% in 2009, 2008 and 2007, respectively. The decline in the effective tax rates for 2009 and 2008 was primarily a result of reduced income before taxes while tax free income proportionally increased as compared to 2007.

The Corporation had net deferred tax assets of $3,102,000 at December 31, 2009, as compared to a net deferred tax asset of $2,412,000 at December 31, 2008. The deferred tax asset resulting from the allowance for loan losses was the largest component of the deferred tax asset in both periods. At December 31, 2008, the Corporation also had a deferred tax asset of $749,000 resulting from the write-down of FNMA preferred stock discussed above. The Corporation has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets. Accordingly, no valuation has been recorded.

FINANCIAL CONDITION

LOANS

Management's historical focus has been to promote loan growth in the Corporation's target markets, emphasizing the expansion of business in the Corporation's trade areas. Efforts are taken to maintain a diversified portfolio without significant concentration of risk. In 2009, however, the Corporation's total loans shrank as loan demand softened and management implemented more robust underwriting practices. Total loans net of unearned fees decreased $26.3 million from December 31, 2008 to December 31, 2009. Loan demand in the Corporation's market area slowed in 2009 leading to much of the reduction in loans in 2009. Also, certain loans were reclassified as other real estate owned as the Corporation took possession of the collateral securing these loans as the borrowers defaulted on their obligations. Most categories of loans showed a decrease in 2009. The categories of loans showing the largest decrease included construction and land development loans with a decrease of $14.6 million, nonresidential nonfarm real estate loans with a decrease of $10.3 million, consumer loans with a decrease of $1.9 million, and agricultural loans with a decrease of $1.7 million in 2009. Commercial and industrial loans showed an increase of $4.7 million in 2009.

Over the last three years, average total loans increased by $33.5 million, or 9.4%, in 2009, by $57.0 million, or 19.0%, in 2008 and by $22.8 million, or 8.2%, in 2007, in each case over the prior year. The growth in deposits, together with a liquidation of available for sale securities in 2008, was the primary funding source for this continuing increase in loan demand. Despite the increase in average loans in 2009 as compared to 2008, as discussed above, loans decreased at year-end 2009 as compared to year-end 2008 as loan demand weakened in the second half of 2009 and levels of other real estate owned rose.

LOAN QUALITY

Credit risk represents the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Concentrations of credit risk or types of collateral arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Corporation does not have a significant concentration to any individual customer or counterparty. The major concentrations of credit risk for the Corporation arise by collateral type in relation to loans and credit commitments. The most significant concentration that exists is in loans secured by real estate, primarily commercial real estate loans (34% of the total loans) and 1-4 family residential loans (24% of total loans). Commercial loans, both those secured by real estate and those not secured by real estate, are further classified by their appropriate North American Industry Classification System ("NAICS") code. Of those loans classified by NAICS code, the Corporation has concentrations of credit, defined as 25% or more of total risk-based capital, of loans to lessors of residential buildings and dwellings (45% of total risk-based capital), loans to religious organizations (30% of total risk-based capital), loans secured by hotel and motel properties (30% of total risk-based capital), loans to gasoline stations with convenience stores (29% of total risk-based capital), loans secured by subdivision land (28% of total risk-based capital) and loans secured by new single family housing construction (27% of total risk-based capital). Although the Corporation has a loan portfolio diversified by type of risk, the ability of its customers to honor their contracts is to some extent dependent upon economic conditions in the regions where our customers operate, particularly conditions impacting residential and commercial real estate, which experienced deterioration throughout 2009. A geographic concentration arises because the Corporation grants commercial, real estate and consumer loans primarily to customers in Giles, Marshall and Lincoln Counties, Tennessee and Limestone and Madison Counties, Alabama. In order to mitigate the impact of credit risk, management strives to identify loans experiencing difficulty early enough to correct the problems and to maintain an allowance for loan losses at a level management believes is adequate to absorb probable incurred losses in the loan portfolio.

The amounts of loans outstanding at the indicated dates are shown in the following table according to type of loan.

LOAN PORTFOLIO

	December 31, 2009	2008	2007	2006	2005
	(in thousands of dollars)				
Construction and land development	$ 40,912	$ 55,484	$ 21,828	$ 11,682	$ 9,654
Commercial and industrial	38,853	34,120	30,712	24,289	26,680
Agricultural	5,940	7,642	8,260	5,898	5,804
Real estate - farmland	35,243	35,923	33,551	28,145	23,334
Real estate - residential	90,797	91,757	77,961	70,655	75,544
Real estate - nonresidential, nonfarm	127,496	137,749	115,478	112,650	104,828
Installment - individuals	24,757	26,668	24,607	22,965	22,974
Other loans(1)	8,086	9,672	9,604	4,847	4,432
	$ 372,084	**$ 399,015**	**$ 322,001**	**$ 281,131**	**$ 273,250**

(1) Includes student loans, non-taxable loans, overdrafts, and all other loans not included in any of the designated categories

The following table presents the maturity distribution of selected loan categories at December 31, 2009 (excluding residential mortgage, home equity and installment-individual loans).

	Due in one year or less	Due after one year but before five years	Due after five years	Total
	(in thousands of dollars)			
Construction and land development	$ 34,124	$ 6,458	$ 330	$ 40,912
Commercial and industrial	17,641	20,627	585	38,853
Agricultural	5,215	725	-	5,940
Real estate-farmland	16,689	17,042	1,512	35,243
Real estate-nonresidential, nonfarm	32,630	84,056	10,810	127,496
Total selected loans	**$ 106,299**	**$ 128,908**	**$ 13,237**	**$ 248,444**

The table below summarizes the percentages of the loans selected for use in the preceding table falling into each of the indicated maturity ranges and the sensitivity of such loans to interest rate changes for those with maturities greater than one year, all as of December 31, 2009.

	Due in one year or less	Due after one year but before five years	Due after five years	Total
Percent of total selected loans	42.79%	51.88%	5.33%	100.00%
Cumulative percent of total	42.79%	94.67%	100.00%	
Sensitivity of loans to changes in interest rates-loans due after one year				
Fixed rate loans		$ 118,183	$ 2,201	$ 120,384
Variable rate loans		10,725	11,036	21,761
Total		**$ 128,908**	**$ 13,237**	**$ 142,145**

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes loan balances at the end of each period and average loans outstanding, changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off, and provisions for loan losses which have been charged to expense.

	For year ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands of dollars)				
Loans, net of unearned income	**$ 370,609**	**$ 396,926**	**$ 321,071**	**$ 280,816**	**$ 272,948**
Daily average amount of loans	**$ 390,555**	**$ 357,053**	**$ 300,051**	**$ 277,288**	**$ 267,459**
Balance of allowance for possible loan losses at beginning of period	$ 5,220	$ 3,467	$ 3,473	$ 3,735	$ 3,489
Less charge-offs:					
Construction and land development	1,974	-	-	-	56
Commercial and industrial	164	85	29	315	15
Agricultural	-	-	-	10	-
Real estate-farmland	60	-	-	-	-
Real estate-residential	1,098	97	255	26	226
Real estate-nonresidential, nonfarm	87	120	-	24	-
Installment-Individuals	223	173	233	364	455
Other loans	-	-	-	-	-
	3,606	475	517	739	752
Add recoveries:					
Construction and land development	-	-	-	-	-
Commercial and Industrial	21	11	13	31	15
Agricultural	8	11	25	35	15
Real estate-farmland	-	-	-	21	12
Real estate-residential	7	49	32	34	58
Real estate-nonresidential, nonfarm	-	7	34	8	6
Installment-Individuals	104	115	143	250	290
Other loans	3	2	3	-	1
	143	195	250	379	397
Net loans charged off	3,463	280	267	360	355
Provision charged to expense	5,328	2,033	261	175	601
Adjustment for off-balance sheet credit exposures	-	-	-	(77)	-
Balance at end of period	**$ 7,085**	**$ 5,220**	**$ 3,467**	**$ 3,473**	**$ 3,735**
Net charge-offs as percentage of average loans outstanding:	0.89%	0.08%	0.09%	0.13%	0.13%
Net charge-offs as percentage of:					
Provision for loan losses	65.0%	13.8%	102.3%	205.7%	59.1%
Allowance for loan losses	48.9%	5.4%	7.7%	10.4%	9.5%
Allowance at end of period to loans, net of unearned income	1.91%	1.32%	1.08%	1.24%	1.37%

As seen in the above table, net loans charged-off increased significantly to $3,463,000 in 2009 from $280,000 in 2008 following an increase from $267,000 in 2007. Net charged-off loans increased in 2009 as economic conditions deteriorated rapidly. Net loans charged-off in 2009 consisted of net losses on construction and land development loans of $1,974,000, net losses on real estate loans of $1,238,000, net losses on commercial and industrial loans of 143,000, net losses on loans to individuals of $119,000 and net recoveries on agricultural loans of $8,000. This compared to net loans charged-off in 2008 which consisted of net losses on real estate loans of $161,000, net losses on commercial and industrial loans of $74,000, net losses on loans to individuals of $58,000 and net recoveries on agricultural loans of $11,000. The allowance for loan losses at the end of 2009 was $7,085,000, or 1.91% of outstanding loans, net of unearned income, as compared to $5,220,000, or 1.32% of outstanding loans, net of unearned income, and $3,467,000, or 1.08% of outstanding loans, net of unearned income in 2008 and 2007, respectively. Net loans charged-off amounted to 0.89% of average total loans outstanding in 2009, 0.08% in 2008 and 0.09% in 2007.

The allowance for loan losses was 0.9 times the balance of nonaccrual loans at the end of 2009 compared to 1.7 in 2008 and 8.1 in 2007. Nonaccrual loans increased $4,526,000 to $7,555,000 at December 31, 2009 from $3,029,000 at December 31, 2008, primarily due to an increase in residential real estate loans and construction and land development loans classified as nonaccrual. Nonaccrual loans increased $2,601,000 to $3,029,000 at December 31, 2008 from $428,000 at December 31, 2007, primarily due to an increase in residential real estate loans and commercial real estate loans classified as nonaccrual as home builders and developers continue to experience stress due to a combination of declining residential demand for new housing and resulting price and collateral value declines in the Corporation's market areas. Management believes that the allowance for loan losses as of December 31, 2009 is adequate, but if economic conditions deteriorate beyond management's expectations and additional charge-offs are incurred, the allowance for loan losses may require an increase through significant additional provision for loan losses. Charge-offs are expected to remain at elevated levels in 2010 resulting in increased provision for loan losses in 2010 as compared to years prior to 2009.

The following table sets out respectively the allocation of the Allowance for Loan Losses and the percentage of loans by category to total loans outstanding at the end of each of the years indicated.

	December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
		(amounts in thousands of dollars)			
Allowance applicable to:					
Construction and land development	$ 1,296	$ 1,009	$ 168	$ 90	$ 376
Commercial and industrial loans	1,130	712	847	372	658
Agricultural loans	81	74	121	258	64
Real estate-farmland	541	367	310	240	267
Real estate-residential	1,308	844	565	856	833
Real estate-nonresidential nonfarm	1,998	1,383	951	1,124	1,084
Installment-individual	628	755	447	513	428
Other loans	103	76	58	20	25
	$ 7,085	$ 5,220	$ 3,467	$ 3,473	$ 3,735
Percentages of loans by category to total loans:					
Construction and land development	11.00%	13.91%	6.78%	4.16%	3.53%
Commercial and industrial loans	10.44%	8.55%	9.54%	8.64%	9.77%
Agricultural loans	1.60%	1.92%	2.57%	2.10%	2.12%
Real estate-farmland	9.47%	9.00%	10.42%	10.01%	8.54%
Real estate-residential	24.40%	23.00%	24.21%	25.13%	27.65%
Real estate-nonresidential nonfarm	34.27%	34.52%	35.86%	40.07%	38.36%
Installment-individual	6.65%	6.68%	7.64%	8.17%	8.41%
Other loans	2.17%	2.42%	2.98%	1.72%	1.62%
	100.00%	100.00%	100.00%	100.00%	100.00%

The Corporation monitors changes in the credit quality, terms and loan concentrations in its loan portfolio. Construction and land development loans decreased $14.6 million, or 26.3%, at year-end 2009 as compared to year-end 2008, primarily due to foreclosures. However, this decrease followed a significant increase of $33.7 million, or 154.2%, at year-end 2008 as compared to year-end 2007, primarily due to increases in loans secured by subdivision land, reflecting the Corporation's expansion into more growth-oriented urban areas in Alabama. Commercial and industrial loans were the only major loan category showing an increase at year-end 2009 as compared to year-end 2008. The Corporation evaluates its exposure level to loan concentrations periodically to determine any amount of additional allowance allocations that is necessary based on these concentrations.

NON-PERFORMING ASSETS

Non-performing assets include nonaccrual loans, loans restructured because of a debtor's financial difficulties, other real estate owned and loans past due ninety days or more as to interest or principal payment.

Nonaccrual loans are those loans for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days or more with respect to principal or interest, unless such loans are well secured and in the process of collection.

From December 31, 2008 to December 31, 2009, nonaccruing loans increased to $7,555,000 from $3,029,000 following an increase from $428,000 at year-end 2007. The changes in each year were primarily a result of weak economic conditions negatively impacting many loan customers, particularly construction and land development loans, 1-4 family real estate loans and agricultural real estate loans. There were $7,307,000 in restructured loans as of December 31, 2009, which included $2,787,000 in commercial real estate loans, $2,335,000 in 1-4 family real estate loans, $2,105,000 in construction and land development loans and $80,000 in commercial and land development loans. There were no restructured loans as of December 31, 2008. Since no loans classified as troubled debt restructurings included interest rate reductions as part of the modification, and modifications only changed the timing of cash flows as the loans were placed on interest-only payments for a period of time, the Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009. Other real estate owned, consisting of properties acquired through foreclosures or deeds in lieu thereof, totaled $12,550,000 at December 31, 2009, an increase from $247,000 at December 31, 2008. The weakening economic conditions lead to the increase in other real estate owned in 2009 as compared to 2008. Other real estate owned is likely to remain at elevated levels throughout 2010 as are the related foreclosure/repossession expenses. All major credit lines and troubled loans are reviewed regularly by a committee of the Board of Directors. Management believes that the Bank's non-performing loans have been accounted for in the methodology for calculating the allowance for loan losses.

The following table summarizes the Corporation's nonaccrual loans, loans past due 90 days or more but accruing interest, restructured loans and other real estate owned.

	December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
	(in thousands of dollars)				
Nonaccrual loans	$ 7,555	$ 3,029	$ 428	$ 792	$ 989
Troubled debt restructurings	7,307	0	0	0	61
Other real estate owned	12,550	247	672	664	1,059
Loans past due ninety days or more as to interest or principal payment	8	2	0	6	107

The amount of interest income actually recognized on nonaccrual loans during 2009, 2008 and 2007 was $95,000, $35,000 and $18,000, respectively. The additional amount of interest income that would have been recorded during 2009, 2008 and 2007, if the above nonaccrual loans had been current in accordance with their original terms, was $595,000, $38,000 and $31,000, respectively. No interest was foregone on troubled debt restructurings in 2009, 2008 and 2007.

Loans that are classified as "substandard" by the Bank represent loans to which management has doubts about the borrowers' ability to comply with the present loan repayment terms. At December 31, 2009, there were approximately $19,677,000 in loans that were classified as "substandard" and accruing interest. This compares to approximately $11,457,000 in loans that were classified as "substandard" and accruing interest at December 31, 2008. At December 31, 2009, management was not aware of any specifically identified loans, other than those included in the category discussed above that represent significant potential problems or that management has doubts as to the borrower's ability to comply with the present repayment terms. The Corporation believes that it and the Bank have appropriate internal controls and although the Corporation and the Bank conduct regular and thorough loan reviews, the risk inherent in the lending business results in periodic charge-offs of loans. The Corporation maintains an allowance for loan losses that it believes to be adequate to absorb probable incurred losses in the loan portfolio. Management evaluates, on a quarterly basis, the risk in the portfolio to determine an adequate allowance for loan losses. The evaluation includes analyses of historical performance, the level of nonperforming and rated loans, specific analyses of problem loans, loan activity since the previous quarter, loan review reports, consideration of current economic conditions and other pertinent information. The evaluation is reviewed by the Audit Committee of the Board of Directors of the Bank. Also, as a matter of policy, internal classifications of loans are performed on a routine and continuing basis. See "Critical Accounting Policies" for more information pertaining to the Corporation's allowance for loan losses.

SECURITIES

The securities portfolio consists primarily of U.S. government agency securities, U.S. government-sponsored agency securities, marketable bonds of states, counties and municipalities, and corporate bonds. Management uses investment securities to assist in maintaining proper interest rate sensitivity in the balance sheet, to provide securities to pledge as collateral for certain public funds and repurchase agreements and to provide an alternative investment for available funds.

The following table sets forth the carrying amount of investment and other securities at the dates indicated:

	December 31,		
	2009	2008	2007
	(in thousands of dollars)		
Available-for-sale			
U.S. Treasury securities	$ 104	$ 108	$ -
U.S. Government-Sponsored Entities	85,782	58,511	62,690
Mortgage-backed securities - residential	16,677	12,609	3,939
Obligations of states and political subdivisions	49,199	64,971	81,779
Other debt securities	-	387	3,469
Other securities	88	66	2,023
Total securities	**$ 151,850**	**$ 136,652**	**$ 153,900**

The following table sets forth the maturities of securities at December 31, 2009 and the average yields of such securities. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2009. Also, the securities labeled "Other securities" in the table above are equity securities of a government-sponsored agency authorized to make loans and loan guarantees and have no maturity date. Therefore they are not included in the maturity categories below as of December 31, 2009.

	U.S. Treasuries, Government Agencies and Government-Sponsored Enterprises	State and Political Subdivisions	Other Debt Securities	Total
		(in thousands of dollars)		
Available-for-sale				
Due in one year or less:				
Amount	$2,796	$6,103	-	$8,899
Yield	2.38%	5.07%	-	4.22%
Due after one year through five years:				
Amount	$73,922	$26,679	-	$100,601
Yield	2.61%	4.77%	-	3.18%
Due after five years through ten years:				
Amount	$9,168	$15,813	-	$24,981
Yield	3.53%	5.26%	-	4.63%
Due after ten years:				
Amount	-	$604	-	$604
Yield	-	5.30%	-	5.30%

The above table shows yields on the tax-exempt obligations to be computed on a taxable equivalent basis.

Total average securities decreased by $6.8 million, or 4.6%, to $143.0 million during 2009 as compared to $149.9 million for 2008. Average non-taxable securities decreased by $19.6 million, or 27.0%, in 2009 while average taxable securities increased by $12.7 million, or 16.4%, to account for the overall decrease in average investments. The decrease in total average securities during 2009 was primarily a result of higher average federal funds sold and funds held overnight at the Federal Reserve as more funds were held in overnight balances for additional liquidity during the economic turmoil occurring throughout 2009. Total average securities decreased by $9.3 million, or 5.8%, to $149.9 million during 2008 as compared to $159.2 million for 2007. Average non-taxable securities decreased by $3.1 million, or 4.1%, while average taxable securities decreased by $6.2 million, or 7.4%, to account for the overall decrease in average investments. The decrease in total average securities during 2008 was primarily a result of higher average loan growth as compared to average deposit growth in 2008.

During 2009, the Corporation saw an improvement in the market value of its investment securities portfolio. There was an unrealized gain on securities, net of tax, of $1,734,000 at December 31, 2009 as compared to an unrealized gain on securities, net of tax, of $966,000 at December 31, 2008. The primary cause for unrealized gains and losses within the portfolio at each year-end is the impact movements in market rates have had in comparison to the underlying yields on these securities. Market interest rates remained at very low levels during the latter part of 2009, causing the investments held by the Corporation to increase in market value at December 31, 2009 as compared to December 31, 2008.

DEPOSITS

The Corporation's primary source of funds is customer deposits, including certificates of deposits in excess of $100,000. Average deposits increased by $35.9 million, or 7.2%, to $534.3 million in 2009, by $53.4 million, or 11.9%, to $498.4 million in 2008, and by $35.5 million, or 8.7%, to $445.0 million in 2007.

The average amount of deposits for the periods indicated is summarized in the following table:

	For the years ended December 31,					
	2009		2008		2007	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(in thousands of dollars, except percents)					
Noninterest bearing demand deposits	$ 70,040	0.00%	$ 63,892	0.00%	$ 58,433	0.00%
Interest bearing demand deposits	74,319	0.59%	52,342	1.33%	36,708	1.39%
Savings deposits	71,954	0.84%	68,028	1.62%	63,334	2.21%
Time deposits of $100,000 or more	179,470	2.84%	179,185	4.10%	159,941	5.12%
Other time deposits	138,535	2.81%	134,978	4.06%	126,625	5.06%
Total interest bearing deposits	464,278	2.16%	434,533	3.37%	386,608	4.27%
Total deposits	**$ 534,318**		**$ 498,425**		**$ 445,041**	

Remaining maturities of time certificates of deposits of $100,000 or more outstanding at December 31, 2009 are summarized as follows (in thousands of dollars):

3 months or less	$ 40,338
Over 3 months through 6 months	48,104
Over 6 months through 12 months	49,596
Over 1 year	34,386
Total	$ 172,424

Other funds were invested in other earning assets such as federal funds at minimum levels necessary for operating needs and to maintain adequate liquidity. A significant amount of the Corporation's deposits are time deposits greater than $100,000. A significant percentage of these time deposits mature within one year. If the Corporation is unable to retain these deposits at their maturity it may be required to find alternate sources of funds to fund any future loan growth, which may be more costly than these deposits and may as such negatively affect the Corporation's net interest margin. The Corporation does not currently expect that a material amount of these deposits will be withdrawn at maturity.

The Corporation began using reciprocal brokered deposits in 2009 and had $9.1 million of such deposits at December 31, 2009. These are customer deposits which the bank has swapped for deposits of other banks so that the entire customer deposit with First National is spread among other banks and the Bank's customer is able to acquire FDIC insurance coverage for the full amount of his/her deposit. The Corporation has not traditionally used brokered deposits as a funding source and had no brokered deposits at year-end 2009 and 2008 other than the reciprocal brokered deposits above.

OFF BALANCE SHEET ARRANGEMENTS

Neither the Corporation nor the Bank have historically incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments of structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts. However, the Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The following table summarizes the Bank's involvement in financial instruments with off-balance-sheet risk as of December 31:

	Amount		
	2009	2008	2007
	(in thousands of dollars)		
Commitments to extend credit	$ 56,956	$ 60,767	$ 59,532
Standby letters of credit	2,437	3,559	1,280
Mortgage loans sold with repurchase requirements outstanding	9,173	3,235	5,775

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Marketable securities, particularly those of shorter maturities, are the principal source of asset liquidity. Securities maturing in one year or less amounted to $8.8 million at December 31, 2009, representing 5.8% of the investment securities portfolio as compared to $11.7 million at December 31, 2008, representing 8.6% of the investment securities portfolio. Management believes that the investment securities portfolio, along with additional sources of liquidity, including cash and cash equivalents, federal funds sold and maturing loans, provides the Corporation with adequate liquidity to meet its funding needs.

The Bank also has federal funds lines with some of its correspondent banks. These lines may be drawn upon if the Bank has short-term liquidity needs. As of December 31, 2009, the Bank had $25.0 million available under these lines. At December 31, 2009, the Bank had no federal funds purchased from these lines. The average daily federal funds purchased for 2009 equaled $29,000 at an average interest rate of 0.98%. For 2008 the average daily federal funds purchased equaled $193,000 at an average interest rate of 2.70%. For 2007 the average daily federal funds purchased equaled $176,000 at an average interest rate of 5.30%.

In addition to the federal funds lines, the Bank also has the capacity to borrow additional funds from the Federal Home Loan Bank of Cincinnati that may be drawn upon for short-term or longer-term liquidity needs. At December 31, 2009, the Bank had total borrowings of $7,779,000 and had approximately $24,128,000 of available additional borrowing capacity from the Federal Home Loan Bank of Cincinnati.

On August 21, 2007, the Board of Directors approved a plan authorizing the management of the Corporation to repurchase up to $5,000,000 of the Corporation's common stock from shareholders desiring to liquidate their shares in either the open market or through privately negotiated transactions. This repurchase plan was in addition to a 2004 stock repurchase plan that expired in 2008. This stock repurchase plan does not have an expiration date and unless terminated earlier by resolution of the Corporation's Board of Directors, will expire when the Corporation has repurchased shares having a value equal to $5,000,000. The Corporation's Board of Directors suspended this stock repurchase plan in the third quarter of 2008. As of December 31, 2009, $4,738,585 remained available for repurchase under this plan. The Corporation has no other programs to repurchase common stock at this time. Management does not anticipate that this plan will reduce liquidity to unacceptable levels.

Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate differ considerably from long term securities and fixed rate loans. Similarly, time deposits, especially those over $100,000, are much more interest-sensitive than are savings accounts. At December 31, 2009, the Corporation had a total of $138.0 million in certificates of $100,000 or more which would mature in one year or less. In addition, consumer certificates of deposits of smaller amounts mature generally in two years or less, while money market deposit accounts mature on demand.

The Corporation has certain contractual obligations at December 31, 2009 as summarized in the table below.

	Payments due by period				
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
			(Dollars in thousands)		
Certificates of deposit	$ 253,415	$ 44,927	$ 13,671	$ 103	$ 312,116
Repurchase agreements	1,959	-	-	-	1,959
Borrowings	234	1,355	6,115	75	7,779
Standby letters of credit	1,533	454	450	-	2,437
Operating leases	102	211	-	-	313
Total	$ 257,243	$ 46,947	$ 20,236	$ 178	$ 324,604
Commitments to extend credit	$ 2,567	$ -	$ -	$ -	$ 2,567

CAPITAL RESOURCES, CAPITAL AND DIVIDENDS

Regulatory requirements place certain constraints on the Corporation's capital. In order to maintain appropriate ratios of equity to total assets, a corresponding level of capital growth must be achieved. Growth in total average assets was 7.1% in 2009 and 11.2% in 2008. Average equity increased 2.7% in 2009 and 4.8% in 2008. The Corporation's equity capital was $51,951,000 at December 31, 2009 as compared to $51,033,000 at December 31, 2008.

The Corporation's average equity-to-average asset ratio (excluding unrealized gain/loss on investment securities) was 8.5% in 2009, as compared to 9.0% for 2008. The growth in the Corporation's assets slowed in 2009 as compared to 2008 to help maintain its capital position. Management expects the Corporation to maintain a slower growth rate in 2010 as it seeks to sustain and improve its capital position. The Corporation expects to maintain a capital to asset ratio that reflects financial strength and conforms to current regulatory guidelines. Federal Reserve Board guidelines generally state that dividends should be reduced if they exceed net income for the prior four quarters, of if prospective earnings retention is not adequate for a holding company's capital needs or overall current financial condition. The ratio of dividends to net income was 111.6% in 2009, 80.4% in 2008 and 51.3% in 2007.

As of December 31, 2009, the authorized number of common shares was 10 million shares, with 1,559,016 shares issued and outstanding.

The Federal Reserve, the OCC and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a uniform capital framework that is sensitive to differences in risk profiles among banking companies. Under these guidelines, total capital consists of Tier I capital (core capital, primarily shareholders' equity) and Tier II capital (supplementary capital, including certain qualifying debt instruments and the loan loss reserve). Assets are assigned risk weights ranging from 0% to 100% depending on the level of credit risk normally associated with such assets. Off-balance sheet items (such as commitments to make loans) are also included in assets through the use of conversion factors established by the regulators and are assigned risk weights in the same manner as on-balance sheet items. Banking institutions are expected to achieve a Tier I capital to risk-weighted assets ratio of at least 4.00%, a total capital (Tier I plus Tier II) to risk-weighted assets ratio of at least 8.00%, and a Tier I capital to total assets ratio (leverage ratio) of at least 4.00%. As of December 31, 2009, the Corporation and the Bank, had ratios exceeding the regulatory requirements to be classified as "well capitalized," the highest regulatory capital rating. The Corporation's and the Bank's ratios are illustrated below.

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2009						
Total Capital to risk weighted assets						
Corporation	$ 55,720	12.72%	$ 35,035 ≥	8.00%	N/A	
Bank	54,981	12.56	35,030 ≥	8.00	43,787 ≥	10.00%
Tier I (Core) Capital to risk weighted assets						
Corporation	50,216	11.47	17,517 ≥	4.00	N/A	
Bank	49,477	11.30	17,515 ≥	4.00	26,272 ≥	6.00
Tier I (Core) Capital to average quarterly assets						
Corporation	50,216	8.34	24,087 ≥	4.00	N/A	
Bank	49,477	8.22	24,084 ≥	4.00	30,105 ≥	5.00
As of December 31, 2008						
Total Capital to risk weighted assets						
Corporation	$ 55,364	12.36%	$ 35,824 ≥	8.00%	N/A	
Bank	54,490	12.17	35,817 ≥	8.00	44,771 ≥	10.00%
Tier I (Core) Capital to risk weighted assets						
Corporation	50,067	11.18	17,912 ≥	4.00	N/A	
Bank	49,193	10.99	17,909 ≥	4.00	26,863 ≥	6.00
Tier I (Core) Capital to average quarterly assets						
Corporation	50,067	8.51	23,532 ≥	4.00	N/A	
Bank	49,193	8.36	23,528 ≥	4.00	29,410 ≥	5.00

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards:
In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles* with the *FASB Accounting Standards Codification* ™ ("the Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In June 2008, the FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share ("EPS") under the two-class method. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data to conform to the provisions of this guidance. The effect of adopting this new guidance was immaterial.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Corporation adopted this guidance in the second quarter of 2009 and its adoption did not have a material effect on the Corporation's results of operations or financial position.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Corporation adopted this standard in the second quarter of 2009 and its adoption did not have a material effect on the Corporation's results of operations or financial position.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as asset, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The effect of adopting this new guidance was immaterial.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation's primary place of exposure to market risk is interest rate volatility of its loan portfolio, investment portfolio and interest-bearing deposit liabilities. Fluctuations in interest rates ultimately impact both the level of income and expense recorded on a large portion of the Corporation's assets and liabilities, and the market value of interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity.

Simulation modeling is used to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Important elements in this modeling process include the mix of floating rate versus fixed rate assets and liabilities, the repricing/maturing volumes and rates of the existing balance sheet, and assumptions regarding future volumes, maturity patterns and pricing under varying interest rate scenarios. As of December 31, 2009, a +200 basis point rate shock is estimated to decrease net interest income approximately $711,000, or 3.4%, as compared to rates remaining stable over the next 12 months. This is within the Bank's Asset/Liability policy limit of -9.0%. Also, a +200 basis point rate shock was forecasted to increase the current present value of the Bank's equity less than 0.1%, well within the policy limits of -25.0%. In addition, a -200 basis point rate shock is estimated to decrease the current present value of the Bank's equity by 7.0% and would decrease net interest income an estimated $1,938,000, or 9.2%, over the next twelve months, as compared to rates remaining stable. The decrease in net interest income in the next twelve months in the -200 basis point rate shock is slightly outside the Bank's limit of -9.0%, however, the longer-term interest rate risk seems to be mitigated as shown by the very small change in the current present value of the Bank's equity in the -200 basis point scenario as compared to rates remaining stable. Although interest rates are currently very low, the Corporation believes a -200 basis point rate shock is an effective and realistic test since interest rates on many of the Corporation's loans still have the ability to decline 200 basis points. For those loans that have floors above the -200 basis point rate shock, the interest rate would be the floor rate. All deposit account rates would likely fall to their floors under the -200 basis point rate shock as well. This simulation analysis assumes that NOW and savings accounts have a lower correlation to changes in market interest rates than do loans, securities and time deposits. The simulation analysis takes into account the call features of certain securities based upon the rate shock, as well as estimated prepayments on loans. The simulation analysis assumes no change in the Bank's asset/liability composition due to the inherent uncertainties of specific conditions and corresponding actions of management.

More about market risk is included in "Item 7-Management's Discussion and Analysis of Financial Condition - Liquidity and Interest Rate Sensitivity Management." All market risk sensitive instruments described within that section have been entered into by the Corporation for purposes other than trading. The Corporation does not hold market risk sensitive instruments for trading purposes. The Corporation is not subject to any foreign currency exchange or commodity price risk.

The following table provides information about the Corporation's financial instruments that are sensitive to changes in interest rates as of December 31, 2009.

	Expected Maturity Date for year ending December 31, 2009							
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(in thousands of dollars)							
Interest-sensitive assets:								
Loans and leases:								
Variable rate	$19,498	$ 3,861	$ 3,883	$ 3,681	$ 2,505	$29,808	$ 63,236	$ 60,587
Average interest rate	5.37%	4.68%	5.95%	5.27%	4.98%	4.61%	4.98%	
Fixed rate	127,341	67,339	58,041	41,684	10,601	3,505	308,511	307,149
Average interest rate	7.64%	6.83%	7.43%	6.40%	6.90%	6.40%	7.22%	
Securities	48,742	21,855	12,495	15,857	20,864	31,949	151,762	151,762
Average interest rate	3.47%	3.22%	3.47%	3.35%	4.13%	4.59%	3.74%	
Federal funds sold and other	26,158	-	-	-	-	-	26,158	26,158
Average interest rate	0.22%						0.22%	
Interest-sensitive liabilities:								
Interest-bearing deposits:								
Variable rate	157,701	3,858	-	-	-	-	161,558	161,558
Average interest rate	0.66%	2.40%					0.70%	
Fixed rate	249,984	35,824	5,245	4,193	9,468	13	304,728	306,677
Average interest rate	2.15%	2.95%	4.59%	4.13%	3.31%	3.51%	2.35%	
Securities sold under repurchase agreement	1,959	-	-	-	-	-	1,959	1,959
Average interest rate	1.59%						1.59%	
Long-term borrowings	233	219	1,136	1,079	5,037	75	7,779	8,021
Average interest rate	5.69%	5.64%	5.05%	5.12%	2.96%	5.56%	3.75%	

U.S. Government agency and U.S. government-sponsored entity securities in the above table with call features are shown as maturing on the call date if they are likely to be called in the current interest rate environment.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common stock of First Pulaski National Corporation is not traded through an organized exchange but is traded between local individuals. As such, price quotations are not available on Nasdaq or any other quotation service. The following trading prices for 2009 and 2008 represent trades of which the Corporation was aware and do not necessarily include all trading transactions for the period and may not necessarily reflect actual stock values.

	Trading Prices	Dividends Paid
1st Quarter, 2009	$50.00 - 55.00	$0.45
2nd Quarter, 2009	$50.00 - 55.00	$0.45
3rd Quarter, 2009	$50.00 - 55.00	$0.45
4th Quarter, 2009	$55.00 - 55.00	$0.25
Total Annual Dividend, 2009		$1.60
1st Quarter, 2008	$52.50 - 55.00	$0.45
2nd Quarter, 2008	$55.00 - 55.00	$0.45
3rd Quarter, 2008	$55.00 - 55.00	$0.45
4th Quarter, 2008	$55.00 - 55.00	$0.45
Total Annual Dividend, 2008		$1.80

There were approximately 1,565 shareholders of record of the Corporation's common stock as of February 28, 2010.

The Corporation reviews its dividend policy at least annually. The amount of the dividend, while in the Corporation's sole discretion, depends in part upon the performance of First National. The Corporation's ability to pay dividends is restricted by federal laws and regulations applicable to bank holding companies and by Tennessee laws relating to the payment of dividends by Tennessee corporations. Because substantially all operations are conducted through its subsidiaries, the Corporation's ability to pay dividends also depends on the ability of the subsidiaries to pay dividends to the Corporation. The ability of First National to pay cash dividends to the Corporation is restricted by applicable regulations of the OCC and the FDIC. For a more detailed discussion of these limitations see "Item 1. Business - Supervision and Regulation - Payment of Dividends" and Note 15 to the Notes to Consolidated Financial Statements.

SELECTED FINANCIAL DATA

The table below contains selected financial data for the Corporation for the last five years. Note 18 to the Consolidated Financial Statements which follows shows figures for basic earnings per share and gives effect to dilutive stock options in determining diluted earnings per share. Total average equity and total average assets exclude unrealized gains or losses on investment securities.

	For Year Ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share amounts)				
Interest income	$ 31,281	$ 33,687	$ 33,605	$ 29,028	$ 25,395
Interest expense	10,328	14,856	16,777	13,081	9,371
Net interest income	20,953	18,831	16,828	15,947	16,024
Loan loss provision	5,328	2,033	261	175	601
Non-interest income	4,276	4,400	4,113	4,021	3,868
Non-interest expense	17,703	17,252	13,365	12,649	12,261
Income before income tax	2,199	3,946	7,315	7,144	7,030
Net income	2,232	3,471	5,453	5,279	5,258
Total assets	$ 609,427	$ 592,303	$ 529,941	$ 484,088	$ 450,393
Loans, net of unearned income	370,609	396,926	321,071	280,816	272,948
Securities	151,850	136,652	153,900	147,191	133,920
Deposits	542,977	530,497	469,008	426,475	397,412
Per Share Data:					
Net Income-Basic	$ 1.43	$ 2.24	$ 3.51	$ 3.36	$ 3.29
Net Income-Diluted	1.43	2.24	3.50	3.35	3.28
Cash dividends paid	1.60	1.80	1.80	1.68	1.65
Total average equity (1)	$ 50,536	$ 50,127	$ 48,629	$ 47,047	$ 45,685
Total average assets (1)	597,754	559,115	504,385	465,446	442,729
Total year-end assets	609,427	592,303	529,941	484,088	450,393
Total long-term debt	7,779	3,392	3,640	3,874	4,096
Ratios					
Avg equity to avg assets	8.45%	8.97%	9.64%	10.11%	10.32%
Return on average equity	4.42%	6.92%	11.21%	11.22%	11.51%
Return on average assets	0.37%	0.62%	1.08%	1.13%	1.19%
Dividend payout ratio	111.63%	80.40%	51.28%	49.97%	50.02%

(1) Total average equity and total average assets above excludes the unrealized gain or loss on investment securities.

The basic earnings per share data and the diluted earnings per share data in the above table are based on the following weighted average number of shares outstanding:

	For Year Ended December 31,				
	2009	2008	2007	2006	2005
Basic	1,557,109	1,549,721	1,554,648	1,572,535	1,596,695
Diluted	1,555,951	1,550,255	1,558,836	1,578,021	1,603,908

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
Set forth below is a graph comparing the annual change in the cumulative total shareholder return on the Corporation's Common Stock against the cumulative total return of the NASDAQ Index and the Carson Medlin Company Independent Bank Index, for the period of five years beginning December 31, 2004 and ending December 31, 2009.

The following Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act of 1933 or the Exchange Act except to the extent that the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.


FIRST PULASKI NATIONAL CORPORATION
Five Year Performance Index
INDEX
200
150
100
50
0

	2004	2005	2006	2007	2008	2009
FIRST PULASKI NATIONAL CORPORATION	100	103	117	121	125	129
INDEPENDENT BANK INDEX	100	108	125	91	73	85
NASDAQ INDEX	100	102	112	122	59	80

THIS PAGE

INTENTIONALLY

LEFT BLANK

THIS PAGE

INTENTIONALLY

LEFT BLANK

THIS PAGE

INTENTIONALLY

LEFT BLANK



First National Bank

Always First... For You!

206 South First Street • P.O. Box 289
Pulaski, Tennessee 38478-0289 • www.fnbforyou.com

